UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

ELIO MOTORS, INC.
(Exact name of registrant as specified in its charter)

Arizona	27-1288581
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, AZ 85016
(Address of principal executive offices)             (Zip Code)

Registrant’s telephone number, including area code:  (480) 500-6800 ext.5

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value	NYSE MKT

Securities to be registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Item 1.	Business.

Corporate Background and General Overview

Motivated by the belief that America can engineer and build a high quality, reliable, safe, eco-friendly and affordable vehicle for everyone, engineering veteran Paul Elio founded Elio Motors, Inc. in October 2009 as an Arizona corporation.  Today, Elio Motors is an American vehicle design and manufacturing company committed to providing safe, affordable and efficient vehicles.  Leveraging existing technology, Elio Motors has designed a revolutionary front engine, front-wheel drive, two-seat, gasoline-powered vehicle, with two wheels in the front and one wheel in the rear – the Elio. Its unique design makes the vehicle more aerodynamic with significantly higher gas mileage than standard vehicles.

Elio Motors hopes to make a game-changing impact beyond sales; creating thousands of jobs, reducing dependence on foreign oil, reducing emissions, and favorably affecting the trade deficit by reducing foreign oil purchases, exporting vehicles, and providing a significant return for investors.

The Elio

Target vehicle specifications for the Elio are as follows:

The Elio – Target Vehicle Specifications Overview
Body and chassis
Chassis/Body:	Spaceframe & panel
Layout:	Front engine, front-wheel drive, 3-wheeled, open front wheel
Powertrain
Engine:	0.9 liter 3 cylinder, 55 horsepower
Transmission:	Standard 5 speed manual or available automatic
Dimensions
Wheelbase:	110 inches
Length:	160.5 inches
Track Width:	66.8 inches
Height:	54.2 inches
Target Curb Weight:	1350 pounds
Trunk Space:	27 inches x 14 inches x 10 inches (2.2 cubic feet)
Performance
0-60 mph:	9.6 seconds
Top Speed:	100 miles per hour+
Fuel Economy:	84 miles per gallon EPA highway; 49 miles per gallon EPA city
Range:	Up to 672 miles
Other
Fuel:	Unleaded gasoline
Fuel Capacity:	8 gallons

The range of the Elio exceeds the range of electric vehicles (100 to 300 miles) and that of most other vehicles of its size (400 to 500 miles).  Configured in a three-wheel format, it is conceived with tandem seating for two passengers to travel in a front-to-back layout.  With a targeted retail price of $6,8001 per vehicle, we believe that the Elio provides the efficiency and environmental friendly benefits without the price premium, driving range anxiety or safety risks of electric or hybrid vehicles.

1 For a “base” vehicle without destination/delivery charges, taxes, title, registration, and options/installation.

Based on the current prototype and sources for components, the retail price is approximately $7,600, but we are working to reduce that amount.  Bill-of-materials (BOM) cost is the largest component of the retail price for the Elio vehicle. At the prototype phase of any automotive vehicle program it is quite customary to have a gap to a design BOM cost target. The cost targets for the Elio have been set based on the management team’s collective past experience in sourcing hundreds of automotive components. Actual BOM costs can vary up or down during vehicle development as engineering changes are made and validated through testing. Through continuous product refinement during vehicle development, supplier negotiation closer to production and scale economies post-production, this cost gap is typically bridged. While design-decision driven costs are within our control, the commodity price fluctuations driven by energy prices are beyond our control.

The tandem seating design is a key component to the achievement of the Elio’s fuel efficiency; it reduces vehicle body2 width by half that of the typical side-by-side seated two to four passenger compact car (68.8 inches wide on average3), minimizing the wind drag on the vehicle by a corresponding one half.  Drivers will benefit from the vehicle’s three-wheel, two-passenger format, not only for additional practical reasons, but also as it permits them to utilize the High Occupancy Vehicle (HOV) or carpool lanes on roads and highways.  By employing the three-wheel design, the vehicle qualifies as a motorcycle4, lowering the degree of federal and state compliance requirements, as compared to vehicles with four wheels or more, and drastically reduces the cost of development and launch of the vehicle. Although the vehicle is technically classified as a motorcycle, we have designed the Elio to meet the more stringent safety standards of cars.

Features and Options.  The vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern automobiles:  air conditioning, heat, AM/FM stereo, power windows, power door lock, airbags, auxiliary port(s), anti-lock brakes, and traction control.  Other optional luxury features will be available as well, such as leather seats, power seats, and various exterior body aesthetic add-ons.  It will also have newer generation options, such as rear view/backup camera, remote engine ignition, GPS-mapping and navigation and web radio.

Customers will be able to select from seven different body color options:  Rocket Silver, Sour Apple, Creamsicle, Red Hot, True Blue, Licorice and Marshmallow.

Vehicle Development and Existing Technologies Used.  While the Elio is unique from what exists in the current market, many of its planned components and technologies are already in use and accessible in today’s automotive production market, thus reducing the need for, and costs and execution risks of, vehicle development.  Many components utilized in the construction of the vehicle’s interior, chassis, powertrain and body, are either available off-the-shelf or can be modified from off-the-shelf items for use in production of the vehicle.  “Off-the-shelf” means the components are in current production in other automaker vehicles and the component suppliers either own the production tooling and/or designs to these components or have the permission to sell these components to Elio Motors.  The benefits of using off-the-shelf components are proven and durable performance and lowered costs due to economies of scale.  We have already established letters of intent with industry-leading suppliers to provide the Elio’s systems and components.

2 Based on the width of the vehicle’s body from left side panel to right side panel, and distinct from track width.
3 Source:  Edmunds.com as of 2007 (http://usatoday30.usatoday.com/money/autos/2007-07-15-little-big-cars_N.htm)
4 The National Highway Traffic Safety Administration (NHTSA) defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.”

Automakers generally outsource a significant portion of the vehicle components to third-party suppliers. In fact, according to Oliver Wyman, in order to meet the evolving consumer demands and to remain competitive, suppliers’ share of the value creation in vehicle development was 77.3% in 2012 and is projected to increase to 81.1% by 2025.5 This means that Elio Motors is not alone in this regard. In addition, automakers single source components for a given vehicle platform, but use multiple suppliers for their portfolio of vehicle platforms in order to have pricing leverage over suppliers.  Although we are single sourcing any given automotive component, our purchasing group has a reserve of two or three capable suppliers to protect against pricing or other supply risks. In fact, we have successfully switched suppliers for a few components already.

Spaceframe and Body Panel Design.  The Elio space frame / body panel design architecture has been morphed into a traditional unibody design in the latest iteration. The benefits of doing so have been the elimination of MIG welding in the plant, improved fit & finish and quality and better crash safety performance. Off gasses produced during MIG welding are considered bad from an environmental and occupational safety perspective. This change will keep the plant on the path of being green and safe for our operators assembling the vehicle. With the new design we can hold tolerances better and improve the design for gaps and fit conditions. In addition, with one of the recent runs, we have shown improvement to the simulated crash performance. Finally, the unibody architecture has resulted in lowering the weight and costs and will improve Elio Motors' ability to produce at a faster pace which in turn improves uptime at the plant.

This frame and body design contrasts with the unibody frame design, common in the market today and which requires sheet metal stampings to serve as both the safety structure and aesthetic surface for a typical car design.  This frame technology is not unique to the Elio – spaceframes for automotive applications have been used frequently for decades in the production of motorcycles and racecars, and the spaceframe and body panel architecture are currently utilized in the production of autos ranging from exotic sports cars to more modestly priced models.  The advantages of this frame and panel design are the far greater utilization of materials in production, decreased tooling costs, and greater potential for left hand to right hand commonality.  As well, by decoupling the aesthetic and functional aspects of the frame, Elio Motors has greater freedom in design of the spaceframe itself.

Engine/Powertrain.  Perhaps the most critical aspect to the vehicle’s performance is the engine.   The Elio engine is an inline 0.9 liter combustible three-cylinder engine, which has been custom-developed for the Elio application.  Like the rest of the vehicle, it relies heavily on off-the-shelf components and is a great execution of current automotive technology.  To achieve the Elio’s fuel efficiency and power requirements, this version will include existing technologies found in production automobiles today:  variable valve lift and exhaust gas recirculation.

Newly Tooled Parts and Components.  While much of the vehicle’s construction involves readily available, off-the-shelf components and existing technologies, some parts are unique to the vehicle and will require new tooling of equipment to fabricate parts for production.  As described above, it has been noted that the engine powertrain for the vehicle will involve a new engine with off-the-shelf parts where possible and unique parts, such as the engine block being manufactured by current market leaders.  This system, along with other powertrain, interior, chassis and body components will also require new parts production to accommodate the performance, styling and features of the vehicle.

5 Source:  Oliver Wyman Automotive Manager 2014 Articles (http://www.oliverwyman.com/content/dam/oliver-wyman/global/en/2014/jul/17-19_AM_2014_Boosting%20Engineering%20Performance.pdf)

Engineering and Development, to Date; Prototype Build and Design Validation.  Our development process of the Elio comprises five stages:  Concept Design, Engineering Analysis, Detailed Design, Prototype Build and Validation Testing.  As of this date, we have made considerable progress through the first three stages of the vehicle’s development.  The current stage of vehicle engineering and development process is prototype build, vehicle test and engineering validation stage.  Through this process, the vehicle safety characteristics, the gasoline efficiency and the cost of manufacturing the vehicle will be confirmed.

We are using Technosports Creative, a Livonia, Michigan-based prototype maker, to build Elio prototypes and certain other manufactured parts used in the engineering and safety testing process.  Technosports will build prototypes using a combination of fabricated and soft-tooled and off-the-shelf components provided by the Elio suppliers.  Most of the supplier components have been ordered based on engineering drawing release.  The first engineering prototype was completed and delivered for testing and validation at the end of June.    During the prototype build process, issues will be tracked and reported back to the component and vehicle engineering teams to be addressed. A series of tests are being planned for the prototypes, with some vehicles to be used for multiple tests. Since the Elio is classified as a motorcycle under the Federal Motor Vehicle Safety Standards and Regulations, the Elio does not have to meet any destructive safety tests. The crash safety testing for the Elio will be done purely as a due care measure and not because of any regulatory requirement. On the other hand, in order to be eligible for the Advanced Technology Vehicles Manufacturing (ATVM) loan (discussed below in Item 2. “Financial Information”), the Elio has to qualify as an “ultra-efficient vehicle” that achieves at least 75 miles per gallon6 while operating on diesel or gasoline. The Department of Energy (DOE) has informed us that Elio Motors has met the technical eligibility criteria for the ATVM loan based on preliminary analysis. However, it is possible that DOE may require physical testing of the Elio for validation of miles per gallon prior to disbursement of the ATVM loan.

Cost Estimates Developed with Vendors.  We have also made considerable progress towards identifying and procuring component and parts supply partners who will provide the setup for and future production of components in the vehicle at the start of production.  To date, we have obtained cost estimates from nearly 75% of our potential parts and components supply partners, with detailed estimates from each supplier for the pre-production equipment tooling and the per part costs (based on vehicle production volumes).

The Market

We will be selling into the North American automobile market, which is highly competitive.  We have examined various considerations with regard to the Elio’s market impact, including driving cost analyses, the Elio’s unique profile, cost comparisons to existing vehicles in the market, market testing and target consumer markets.

Driving Cost Analyses.  We expect the total cost of operating an Elio to be substantially below that of any available vehicle due largely to the expected retail price of an Elio and its anticipated fuel efficiency.

Unique profile.  We have carefully assessed whether a two-passenger vehicle profile will be an impediment to broad market acceptance.  According to a survey of 150,000 households completed by the US Department of Transportation’s Federal Highway Administration in 2009 (the “2009 National Household Travel Survey”), the average vehicle occupancy across all types of trips (work, shopping, family errands, and social and recreational) totaled 1.67.  When traveling to and from work, the average vehicle occupancy declined to just 1.13, suggesting that almost all work commutes by automobile are made with the driver as the sole vehicle occupant.  Only social and recreational trips averaged more than two occupants, measuring at 2.2.

6 ATVM’s 75 miles per gallon is based on the CAFÉ test method, which is a combined highway and city mileage number. The Elio is expected to achieve 92 mpg measured under the CAFÉ test method. On the other hand, the Elio’s projected 84 miles per gallon is a highway mileage number, which is based on EPA’s test method, which involves real-world driving conditions.

Cost comparisons to existing vehicles.  When compared to internal combustion engine vehicles (i.e., those powered by gasoline or diesel oil), the Elio is substantially more attractive on the basis of purchase cost, operating costs and efficiency.  When compared to electric vehicle alternatives, the Elio still represents a significantly better value proposition on the basis of purchase cost and convenience.  Electric vehicles range in purchase cost from $23,000 (Mitsubishi i-MiEV) to $70,000 (Tesla Model S), and the lack of available charging stations limits the driving range of many of the models, making them less convenient and impractical for longer trips.

Market testing.  Since May 2013, we have been touring a prototype Elio across the United States to build awareness, gather feedback and refine the offering.  The vehicle has been well received at more than 150 events nationwide.  We have been taking reservations through our website for future production models of the Elio, which require deposits of $100 to $1,000, with the average deposit received per reservation of $427, with 95% of the reservation dollar amounts being non-refundable. As of March 31, 2016, we had nearly 52,000 reservations totaling over $22 million.

Target markets.  We have surveyed consumers several times to understand the groups most likely to purchase an Elio.  The results of these surveys indicate that the demographics of an Elio purchaser will evolve, as the initial purchasers, or “early adopters,” will have a slightly different demographic profile than the broader group of purchasers anticipated in future years.  Based on our analyses, we are targeting the Second Vehicle and Used Car markets, the Clunker Replacement market, and the Third Vehicle market.

•
Second Vehicle and Used Car Markets – According to the 2009 National Household Travel Survey, there were 1.86 vehicles per household, and greater than 41 million households had two vehicles, accounting for 36.3% of all US households.  The 2014 Used Car Industry Report published by the National Independent Automobile Dealers Association indicated that for 2013, 41.99 million used vehicles and 15.58 new vehicles were sold.  The 2014 Used Vehicle Market Report prepared by Edmunds.com revealed that the average transaction price for a ten-year old vehicle was $7,689.  We believe that the Elio presents an attractive alternative to purchasing a used car for a second vehicle.  Given the option of purchasing a used vehicle with 120,000 miles on it for $7,689 versus a new vehicle with all the guarantees and warranties for under $7,600, many buyers, especially first-time buyers and college students, will present a solid opportunity.

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Clunker Segment - Of the 2587 million vehicles on the road in the U.S. today, 120 million are six to 14 years old or older, or “Clunkers.”  This segment consists of clunker drivers who today, have no intention of getting a different vehicle.  They do not want to (or cannot) purchase a substantially better vehicle.  Given the low upfront cost of the Elio and its low operating cost, we believe that the Elio will stand out as a newer, lost-cost alternative for clunker drivers.  If one were to finance the cost of the Elio over six years, and replaced a vehicle with 18 miles per gallon or less, the savings on gas from the new Elio would entirely pay for the vehicle8.

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Third Vehicle - We had Berline (a Detroit advertising agency), perform a survey to assess the market for the Elio.  Berline surveyed 2,000 people who watched a video about the Elio and then completed a questionnaire. 23.8% of the respondents classified themselves as either “Very Likely” or “Extremely Likely” to purchase an Elio, an impressive result for a new vehicle.  Even more interesting, 72.7% of this group of “Very Likely” or “Extremely Likely” indicated they would buy an Elio in addition to their current vehicles.

7 IHS Automotive.  (2015).  Average Age of Light Vehicles in the U.S. Rises Slightly in 2015 to 11.5 years, IHS Reports [Press release].  Retrieved from http://press.ihs.com/press-release/automotive/average-age-light-vehicles-us-rises-slightly-2015-115-years-ihs-reports.
8 Assumes price of gas is $2.75 per gallon, vehicle is driven approximately 10,000 miles per year, cost of an Elio is $7,600 and the Elio gets 84 miles per gallon.

Reservations for an Elio

Since 2013, we have been accepting reservation deposits ranging from $100 to $1,000 for purposes of securing vehicle production slots.  We offer reservations on a non-refundable and refundable basis at the following levels:  $1,000, $500, $250 and $100.  Those holding non-refundable reservations have priority over those holding refundable reservations and within each group, those with higher deposits have greater preference over those with lower deposits.  As of March 31, 2016 and December 31, 2015 and 2014, we received refundable deposits of $1,114,900, $1,092,750 and $913,700, respectively, which are included as current liabilities on our balance sheets.  As of March 31, 2016 and December 31, 2015 and 2014, we received nonrefundable deposits of $20,961,900, $19,587,800 and $14,852,183, respectively, which are included as long-term liabilities on our balance sheets.

Sales and Service Model

Sales Model.  The sales model for our vehicle is based on the establishment and operation of our own retail store network, as opposed to the conventional model utilizing factory-authorized dealer franchises.  Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale.  Since they will be purchasing directly from the manufacturer, customers would be able to obtain their desired mix of options and features, rather than choosing from pre-set option packages.  With seven color choices and the choice of either a manual or automatic transmission, there will be 14 vehicle combinations available.  Customers can then select from an extensive list of add-ons to customize their vehicles.

We envision situating our stores as small, stand-alone locations in highly visible community shopping centers of major cities, in which three full-size Elio vehicles can be displayed – one inside the store and two (a standard and an automatic) outside the store to accommodate test drives.  Customers would access four to six interactive kiosks placed in-store to assist in their vehicle and vehicle options choices, providing such information as option/accessory menus, pricing, warranty information, service locations and financing options.  With only three vehicles being displayed, our retail stores are expected to comprise approximately 4,000 square feet of space.

Fulfillment and Delivery.  Once a customer has finalized his/her vehicle and option selections, the order would be transmitted to one of several Elio marshaling/configuration centers, positioned within nine hours of an Elio retail store.  These marshaling centers would maintain a stock of base vehicles, provide parts installation of customers’ selected option add-ons to the vehicles, and facilitate the delivery of the vehicle to the retail location of purchase.  We expect vehicle orders to be transmitted real time throughout the day, then building out and customizing a base vehicle according to the customer’s specifications.  To provide the marshaling services, we have identified ADESA, Inc., a large national provider of vehicle remarketing services to automotive manufacturers, financial institutions, vehicle rental companies, and fleet management companies.

Service.  Since our retail stores are planned only as sales and distribution locations, we have identified an outsourced service partner - The Pep Boys - Manny, Moe & Jack, a publicly-traded, national provider and retailer of automotive aftermarket service and parts.  We believe that with an existing base of approximately 800 service centers in 36 states located in 90% of the markets in which we will operate, Pep Boys has the right combination of brand recognition and customer focus for its desired factory authorized service provider.  We entered into a preliminary memorandum of understanding as a first step towards securing this working relationship.

Production Plan

Manufacturing Facility.  See “Properties” for a description of the manufacturing facility.

Sourcing.  We intend to sole-source components initially from major component suppliers under multi-year supply agreements and develop dual sources of certain components as quickly as practical.

Production Plan.  Gino Raffin, our Vice President of Manufacturing and Product Launches, and Doug Frick, our Plant Manager of Shreveport operations, have developed the production plan and facility layout.  The facility layout has been developed to utilize the existing infrastructure and flexible design of the buildings at the Shreveport facility.  A detailed 47-week launch plan has been developed, which includes 25 weeks of pre-production activities, 10 weeks of manufacturing validation and training, and 12 weeks9 of increased production to reach optimal production output.  Incorporated into the launch is the plan that the first 100 vehicles produced will be sold to a fleet customer to provide feedback.

Management is committed to making this vehicle available to the public as soon as possible. However, we have encountered delays resulting in a slip of approximately two and a half years to the production schedule.  Approximately nine months of the delay was attributable to the refinement of project scope as new technical information became available.  We note that notwithstanding the sophisticated simulations that have been run to date, it is possible that vehicle testing in the next twelve months may uncover technical issues that may introduce a further program delay.

The additional delay has been a function of missed funding milestones that we believe was largely a result of the venture capital industry having moved away from investing in new vehicle startups. Fortunately, at present the investing public seems to be very interested in this category in general and the Company in particular, as evidenced by the large number of customer reservations and the investment received in the Regulation A+ offering.  As disclosed Item 2. “Financial Information,” we must raise an estimated $273 million to fund production.  Our anticipated production timetable is therefore highly dependent upon receiving such funding in a timely manner, and delays in obtaining additional funding will delay our production timetable.

Intellectual Property

Patents.  In order to minimize the cost of bring the Elio to market, we have chosen not to apply for patents for any of our mechanical innovations related to our development of the Elio.  The design of the Elio is copyrighted, but others could design a vehicle similar to the Elio and argue that although similar, the design has not been copied.  This means that others could develop a vehicle with a similar design and produce a competing product, which would adversely affect our business, prospects, financial condition and operating results.  If we are able to successfully launch the Elio, we expect that other companies – whether they are traditional auto companies, motorcycle companies, or other startups – would attempt to begin producing their own three-wheeled vehicles.  However, we believe Elio Motors would be well positioned due to the following:

•	We will be several years ahead of the competition in terms of the design and production schedule.

•	We will have established a network of automotive supplier relationships that are not easily duplicated by motorcycle manufacturers or other startups.

•
We believe we will have created a sustainable brand loyalty through the manner in which we treat our customers. The Elio is being deliberately priced low even though the market will bear a higher price without any competitors at the outset. By not opportunistically pricing the Elio, it will be difficult for competitors to attract Elio customers away.  We believe that most major auto manufacturers are saddled with legacy costs (pension obligations, etc.) and massive corporate infrastructure and overhead that would make it very difficult for them to compete at our base price.

9 12 weeks to reach steady state production with one shift; 23 weeks to reach steady state with second shift.

Trademark and Trade Name.  We have registered the following with the United States Patent and Trademark Office:

•	“ELIO and Design” (the logo consisting of the name “Elio” in a circle) – Registered April 8, 2014, registration number 4510655.
•	“ELIO MOTORS” (name only) – Registered September 2, 2014, registration number 4598749.

Government Regulation

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. The most significant of the standards and regulations affecting us are discussed below:

Mobile Source Emissions Control. The federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new vehicles and engines produced for sale in the United States. The current ("Tier 2") emissions regulations promulgated by the Environmental Protection Agency (EPA) set standards for motorcycles. Tier 2 emissions standards also establish durability requirements for emissions components to 5 years or 30,000 kilometers.

California has received a waiver from EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board (CARB).  CARB's emissions standards for motorcycles are in line with those of the EPA.

Motor Vehicle Safety. The National Highway Traffic Safety Administration (NHTSA) defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.”  In order for a manufacturer to sell motorcycles in the US, the manufacturer has to self-certify to meet a certain set of regulatory requirements promulgated by the NHTSA in its Federal Motor Vehicle Safety Standards (FMVSS).

Our FMVSS strategy is designed to meet motorcycle requirements and conform as much as possible to automotive FMVSS requirements while not violating the motorcycle requirements that we must meet.

The National Traffic and Motor Vehicle Safety Act of 1966 (the “Safety Act”) regulates vehicles and vehicle equipment in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

Operator’s License and Helmet Requirements.  Since the Elio is a motorcycle by NHTSA definition, laws and regulations pertaining to the operation of a motorcycle and wearing a helmet apply to us.  We are approaching several state legislatures to seek an exemption from the application of these requirements.  As of this date, six states require the use of helmets while operating an enclosed three-wheel vehicle if the operator is under a specified age (generally under 18, although two states require a helmet if under the age of 21) and one state requires the use of helmets regardless of age.

The American Association of Motor Vehicle Administrators (AAMVA), which is a tax-exempt, nonprofit organization developing model programs in motor vehicle administration, law enforcement and highway safety, and which represents the state and provincial officials in the United States and Canada who administer and enforce motor vehicle laws, issued a report in October 2013, titled “Best Practices for the Regulation of Three-Wheel Vehicles.”  In that report, the AAMVA distinguishes a traditional three-wheel motorcycle from what it calls an “autocycle” – a three-wheel motorcycle that has a steering wheel and seating that does not require the operator to straddle or sit astride it.  In addition, the AAMVA issued the following recommendations for autocycles:

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Registering autocycles differently than three-wheel motorcycles – using AU instead of 3W for the body style and creating a distinguishing plate alpha/numeric configuration or using a distinguishing feature on the plate to indicate the vehicle is registered as an autocycle; and

•	With respect to driver license requirements, allowing operation of autocycles with a standard automobile license

As of this date, 30 states recognize the definition of autocycle (in most cases, with the added provision that it must be an enclosed or partially enclosed motorcycle).

Pollution Control Costs.  We are required to comply with stationary source air and water pollution and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to our manufacturing operations. We do not yet have an estimate of the cost of compliance.

Motor Vehicle Manufacturer and Dealer Regulation.  State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state.  As described above in the “Sales and Service Model” section, establishing and operating our own retail store network means that we will need to secure dealer licenses in order to do so.  It will not be possible to obtain a dealer license in all 50 states since a few states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles.  Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail.  We do not yet have an estimate of the cost of compliance with motor vehicle manufacturer and dealer regulations.

The Company will need to initiate a 50-state survey of the regulatory landscape surrounding the direct sales of motorcycles or autocycles. Once the survey is complete, we intend to pursue a legislative approach to amend current laws, which would permit autocycle manufacturers such as Elio Motors to sell autocycles directly to consumers. In those states that would ban direct sales even after all legislative efforts have been exhausted, we plan to open and operate galleries, where customers would be able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online.

Competition

The worldwide automotive market, particularly for economy and alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. Other manufacturers have entered the three-wheeled vehicle market and we expect additional competitors to enter this market within the next several years. As they do so we expect that we will experience significant competition. With respect to the Elio, we also face strong competition from established automobile manufacturers, including manufacturers of high-MPG vehicles, such as Toyota Prius, Smart, Fiat, Nissan Leaf, and other high efficiency, economy cars.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Research and Development

During the fiscal years ended December 31, 2015, 2014 and 2013, we spent $2,085,590, $5,469,895 and $7,174,601, respectively, on engineering, research and development activities.  The decrease in engineering was driven by lack of funding.

Employees

As of June 30, 2016, we employed a total of 30 full-time and no part-time people.   None of our employees are covered by a collective bargaining agreement.  Most of the significant engineering work on the Elio design has occurred through our prospective suppliers and partners and engineering consultants.

Item 1A.	Risk Factors.

Risks Related to our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of an investment in our company.  Elio Motors was formed in October 2009 and we have not yet begun producing or delivering our first vehicle. To date, we have no revenues. We intend in the longer term to derive substantial revenues from the sales of Elio vehicles. The Elio is in development, and we do not expect to start delivering to customers until 2017. The Elio vehicle requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

It is anticipated that we will experience an increase in losses prior to the launch of the Elio.

For the fiscal year ended December 31, 2015, Elio Motors generated a loss of approximately $22.6 million, bringing the accumulated deficit to $88,424,632 at December 31, 2015.  For the three months ended March 31, 2016, we generated a loss of $9.5 million (unaudited), bringing our accumulated deficit to $97,918,904 (unaudited).  We anticipate generating a significant loss for the current fiscal year.  The independent auditor’s report on our financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We have no revenues, are currently in debt, and expect significant increases in costs and expenses to forestall revenues for the foreseeable future. Even if we are able to successfully develop the Elio, there can be no assurance that we will be commercially successful. If we are to ever achieve profitability, we must have a successful commercial introduction and acceptance of the Elio, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture the Elio and its components;

•	develop and equip our manufacturing facility;

•	build up inventories of parts and components for the Elio;

•	open Elio Motors stores;

•	expand our design, development, maintenance and repair capabilities;

•	develop and increase our sales and marketing activities; and

•	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

We have a significant amount of debt, which is secured by all of our assets, including manufacturing equipment.

As of December 31, 2015, we had outstanding secured loans totaling $34,711,719, of which $8,244,012 is classified as short-term.  Our manufacturing equipment located in the Shreveport, Louisiana, facility has been pledged as collateral to secure the repayment of these loans. If we are unable to repay any of our secured loans, a decision by the lender to foreclose on its security interest would materially and adversely affect our future.

We have a significant working capital deficiency.

At December 31, 2015, our working capital deficit was $2,325,036.  This deficit increased to $8,124,031 (unaudited) at March 31, 2016.  We have been raising funds through reservations of the Elio, a private placement of our securities, and the sale of excess equipment to meet our cash needs.  Our current liabilities include notes due July 31, 2016, which were in the principal amount of $10,144,512 at March 31, 2016.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business.  We estimate that we will need to raise an estimated $273 million to reach the vehicle production stage.  We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions.  This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch the Elio.  We cannot assure anyone that we will be able to raise additional funds when needed.

Among the possible sources of funding is a loan through the Advanced Technology Vehicles Manufacturing (ATVM) Program.  We have applied for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet the Company’s funding milestones. If the Company were to fail to obtain these loan proceeds within the timeframe needed to support its proposed production timetable or not be funded at all, it is likely the Company would experience significant delays in its production timetable.

Terms of subsequent financings may adversely impact existing investments.

We may have to engage in common equity, debt, or preferred stock financing in the future.  The rights and the value of existing investments in the common stock could be reduced.  Interest on debt securities could increase costs and negatively impacts operating results.  Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital.  The terms of preferred stock could be more advantageous to those investors than to the holders of common stock.  In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of existing investments.  Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

We face significant barriers in our attempt to produce the Elio, and if we cannot successfully overcome those barriers the business will be negatively impacted.

We face significant barriers as we attempt to produce our first mass produced vehicle. We currently have a few drivable early prototypes of the Elio, but do not have a full production intent prototype, a final design, a built-out manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. As a manufacturer and seller of only three-wheeled vehicles, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter including additional costs of developing and producing a power train, suspension, chassis and other systems with comparable performance to a traditional, four-wheeled gasoline powered or hybrid vehicle in terms of range and power, inexperience with servicing vehicles, and unproven high-volume customer demand for three-wheeled vehicles. We must successfully overcome these barriers to be successful.

Our success is dependent upon consumers’ willingness to adopt three-wheeled, front and back seated two-passenger vehicles.

If we cannot develop sufficient market demand for three-wheeled vehicles, we will not be successful.  Factors that may influence the acceptance of three-wheeled vehicles include:

•	perceptions about three-wheeled vehicle comfort, quality, safety, design, performance and cost;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline; and

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our three-wheeled vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate.  If alternative energy engines or low gasoline prices make existing four-wheeled vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

We face several regulatory hurdles.

As described in Item 1. “Business” above, the Elio will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others.  In addition, manufacturing facilities such as ours will be subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances.  Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Our proposed distribution model is different from the distribution model currently used by most automobile manufacturers.

Our proposed distribution model is not common in the automobile industry today, particularly in the United States.  We plan to sell our vehicles in company-owned stores.  This model is relatively new and unproven, especially in the United States.  It also subjects us to substantial risk as it requires a significant expenditure to establish company-owned stores and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system.  State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state.  Therefore, we will need to secure dealer licenses to sell directly to consumers.  This effort may be time-consuming and costly.  Moreover, we will be competing with companies with well-established distribution channels.  In states where the direct sale of vehicles is prohibited, it is anticipated that we would open and operate galleries, where customers are able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online, thereby negatively impacting our sales effort.  As a result, we do not know whether our company-owned store strategy will be successful.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition.  The markets in which we will be competing have been subject to considerable volatility in demand in recent periods.  For example, according to automotive industry sources, sales of passenger vehicles in North America during the fourth quarter of 2008 were over 30% lower than those during the same period in the prior year.  Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies.  As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

Our success is highly dependent on Paul Elio, our founder and Chief Executive Officer.

Paul Elio has been the driving force behind the development of the Elio and the company.  The loss of his services would have a material adverse effect on our business.  We have not obtained any “key man” insurance for Mr. Elio.

Risks Related to the Investment in our Common Stock

The ownership of our common stock is concentrated among existing executive officers and directors.

Our executive officers and directors own beneficially, in the aggregate, a vast majority of the outstanding shares.  As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions.  This control could have the effect of delaying or preventing a change of control of Elio Motors or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

While our common stock trades on the OTCQX, the average daily trading volume is low.  Accordingly, shareholders may have difficulty in reselling their securities.

Since our shares have begun trading on the OTCQX, the average daily volume of trading has been less than 6,000 shares.  Due to this low trading volume, it may be difficult or impossible for shareholders to resell their shares.  Even if the trading market increases in volume, the market price could decline below the amount shareholders paid for their shares.

Our issuance of convertible notes and warrants could substantially dilute the interests of shareholders and depress the market price for our common stock.

Convertible notes in the amount of $5,149,100 as of June 30, 2016 are convertible by the holders into shares of our common stock at any time prior to their maturity in 2022 at conversion prices equal to $5.98 and $9.65 per share.  In addition, we issued to designees of Network 1 Financial Securities, Inc., the placement agent for our convertible note offering, warrants to purchase up to 83,621 shares of common stock at $7.18 per share and 3,534 shares at $11.58 per share.  These warrants are exercisable until December 2020.  Warrants to purchase a total of 3,016 shares at $12.00 per share, issued to parties that provided services in connection with our Regulation A offering, can be exercised until 2019 and 2023.  Lastly, we entered into option agreements with Stuart Lichter that allow him to purchase 1,887,554 shares at $5.56 per share and 58,824 shares at $17.00 per share.  These option agreements expire in 2025 and 2021, respectively.  Accordingly, these future issuances of common stock could substantially dilute the interests of our existing shareholders and future investors.

Item 2.	Financial Information.

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development.  We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built a fourth prototype and applied for the ATVM loan (described below).  In 2015, we built an additional prototype, issued convertible subordinated note offering, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015.  The Regulation A offering closed in February 2016 and we completed our first Engineering prototype in June 2016.

Cash investment has totaled $24,839,150, net of related expenses, from incorporation through March 31, 2016 and loans have totaled $42,118,219 from incorporation through March 31, 2016.  We have also obtained deposits from persons desiring to reserve an Elio totaling $22,076,800 through March 31, 2016.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2016 at the earliest, but more likely in 2017.

For the three months Ended March 31, 2016 Compared to March 31, 2015.  Operating expenses for the three months ended March 31, 2016 increased by 234% over the comparable 2015 period, due primarily to a significant increase in engineering, research and development costs.

Interest expense decreased by 35% due to the cessation of default interest charges at 18% per annum on the note to Racer Trust beginning January 1, 2016.

As a result, our net loss for the three months ended March 31, 2016 was $9,494,272, as compared to $4,794,988 for the comparable 2015 period, an increase of 98%.  Our accumulated deficit was $97,918,904 at March 31, 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014.  Operating expenses for the 2015 fiscal year decreased by 12% over the 2014 fiscal year, despite the increase in the number of employees during 2015 and the recognition of nearly a $2.0 million asset impairment charge on the assets held for sale in the Shreveport Louisiana facility.  We had 19 full-time employees at December 31, 2015 who started with us at various times during the 2015 fiscal year, as compared to 13 full-time employees at December 31, 2014, most of whom were us for the entire 2014 fiscal year.  Engineering costs decreased by nearly 62% from $5,469,895 in 2014 to $2,085,590 in 2015.  The decrease was caused by lack of funding.  Marketing costs increased by 8% from $4,264,953 to $4,611,306 due to an increase in travel costs incurred by the Elio tour team, and social media.  General and administrative expenses for the 2015 fiscal year decreased by 15% from $5,247,581 in 2014 to $4,455,831 in 2015, with the decrease due primarily to a reduction in consulting fees.

Interest expense for the year ended December 31, 2015 was $10,918,470, an 8% increase over the 2014 fiscal year.  See Note 6. Long-Term Debt of the Notes to Financial Statements for more information regarding our debt obligations.

As a result, our net loss for the 2015 fiscal year was $22,594,195, as compared to $24,590,607 for the 2014 fiscal year, a decrease of 8%.  Our accumulated deficit was $88,424,632 at December 31, 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013.  Operating expenses for the 2014 fiscal year increased by 48% over the 2013 fiscal year.  Engineering costs decreased 24% from $7,174,601 in 2013 to $5,469,895 in 2014.  The decrease was caused by lack of funding.  Marketing costs increased by 223% from $1,321,951 to $4,264,953 due to an increase in travel costs incurred by the Elio tour team, and marketing and advertising efforts to increase consumer awareness.  General and administrative expenses for the 2014 fiscal year increased 218% from $1,647,787 in 2013 to $5,247,581, with the increase due to a primarily to an increase in consulting fees of $1.3 million and an increase in common area maintenance fees, insurance, and property taxes related to the Shreveport facility of $1.5 million.

Interest expense for the year ended December 31, 2014 was $10,068,217, a 154% increase over the 2013 fiscal year.  The $6.1 million increase was due to several notes being signed in early 2013 and the Shreveport facility lease being signed in December 2013.  See Note 6. Long-Term Debt of the Notes to Financial Statements for more information regarding our debt obligations.

As a result, our net loss for the 2014 fiscal year was $24,590,607, as compared to $14,058,295 for the 2013 fiscal year, an increase of 75%.  Our accumulated deficit was $65,830,437 at December 31, 2014.

Liquidity and Capital Resources

March 31, 2016.  As of March 31, 2016, we had cash of $2,909,373 and a working capital deficit of $8,124,031, as compared to cash of $6,870,044 and a working capital deficit of $2,325,036 at December 31, 2015.  The increase in the working capital deficit results primarily from a decrease in cash as well as an increase in the fair value of derivative liability.

December 31, 2015.  As of December 31, 2015, we had cash of $6,870,044 and a working capital deficit of $2,325,036 as compared to cash of $374,652 and a working capital deficit of $9,449,493 at December 31, 2014.  The decrease in the working capital deficit was due primarily to the increase in cash from the sale of our common stock in the Regulation A offering and the increase in the current portion of restricted cash held for customer deposits, which together more than offset the increase in current liabilities resulting from the current portion of interest payable, approximately $4.8 million, and the decrease in current assets resulting from the sale of assets held for sale, approximately $4.4 million.

We commenced our offering of common stock pursuant to Regulation A in November 2015 and had sold 1,242,822 shares for proceeds of $14,125,449, net of cash offering costs of $714,752 and non-cash offering costs of $73,663, as of December 31, 2015.  We sold an additional 167,226 shares in the offering in January and February 2016.

Our convertible subordinated secured notes, which were offered and sold only to accredited investors, are convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share for the first $5,000,000 in notes and at a conversion price of $9.64 for the next tier of note.  Interest of 5% per annum accrues on the unpaid principal balance and all unpaid principal and interest are to be paid at maturity.  The notes are secured, but subordinated to the liens of CH Capital Lending and the Racer Trust.  We have granted unlimited piggyback registration rights covering the shares issuable upon conversion of the notes and holders of the notes have a right of participation for an amount equal to 25% of future equity or convertible financings (“Subsequent Financings”) undertaken by us at the valuation of such future financings.  If a note holder decides not to participate in a Subsequent Financing, the note holder will lose its right to participate in future Subsequent Financings.

We obtained a forbearance agreement until July 31, 2016 with respect to a $9,850,000 loan due July 31, 2015, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant stockholders.  We have three loans from Mr. Lichter totaling $1,900,500 which are also now due July 31, 2016. We also obtained a deferral of the lease payments on the Shreveport facility until August 1, 2016.

Such payments were to have commenced on August 1, 2015. The lessor, Shreveport Business Park, is an affiliate of Mr. Lichter. See Note 6. Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.  See Note 6. Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation

Plan of Operations

Much of the vehicle engineering has been completed, and we are finalizing our engineering simulations, which suggest that the important vehicle performance milestones can be achieved.  To date, $41 million has been invested in vehicle engineering and development, of which $26.3 million was in the form of shares of common stock granted and the assumption of liabilities of Elio Engineering, Inc. dba ESG Engineering. At the close of our Regulation A offering, we obtained approximately $16.0 million in net proceeds to build prototypes. Upon completion of this phase, the vehicle production costs, as well as the performance and safety profiles, will be understood to a level that will allow for the kick-off of hard tooling.  With the development risks addressed, we will then be in a position to raise larger amounts of capital - up to an additional estimated $273 million to fund production activities.

We are in the process of refining our production plans with suppliers to start production in 15 months. The key milestones for the 15-month schedule are as follows (with E1, S1 and V1 referring to various vehicle prototype phases):

•	$16.0 million, net proceeds at the close of the Regulation A offering
•	E1 Engineering drawing release
•	E1 Builds begin
•	E1 Testing
•	S1 Production drawing release & tooling kickoff
•	Order long lead equipment
•	Shreveport plant integration
•	Initial 10 retail locations selected
•	Retail lease agreements signed
•	Service partner agreements signed
•	S1 Builds and production validation
•	Initial 10 retail stores build out complete
•	EPA/CARB certification complete
•	Start of Production V1

The anticipated budgets required to achieve the milestones are provided in the table below:

Uses (amounts in thousands)	Amount
Prototype Build	5,542
Engineering Design & Development	46,874
Advertsing	11,553
Other Expenses/Working Capital	25,495
Production Tooling	99,836
Plant Equipment & Setup	127,604
Total Uses	316,904
Reservations	25,524
Sales Margin	18,222
Funds Needed	273,158

We will need to raise additional funds to complete prototypes, testing and move into production. As noted in the chart above, we need to raise an additional estimated $273 million to fund production activities in the next 15 months and are pursuing multiple options for such funding.  The funding will come from a combination of sources discussed below, as well as more traditional sources (not discussed), such as venture equity, debt arrangements and capital leasing of equipment.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  Through March 31, 2016 and December 31, 2015, we have received $22.1 million and $20.6 million, respectively, in reservations, which average of $566,072 and $574,460 per month, respectively.  As we achieve each additional milestone in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, guarantee of the sales price, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Sale of Excess Equipment.  We will not use all of the equipment purchased at the Shreveport facility.  Through December 31, 2015, sales of excess equipment has yielded approximately $3.8 million.  We will continue to sell excess equipment and use the proceeds to pay down the CH Capital Lending loan.

Release of Reservation Holdbacks.  As of March 31, 2016 and December 31, 2015 we have $4.8 million and $4.7 million, respectively, held by former credit card processing companies as a percentage of non-refundable reservations.  As of May 18, 2016, $4.0 million had been released to the Company.  The remaining funds are expected to be released in the next twelve months.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program. In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon.

In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through customer reservations, selling debt and/or equity securities, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

Item 3.	Properties.

Our principal office is located at 2942 North 24th Street, Suite 114-700, Phoenix, Arizona, which is a mailing address of an executive suite leased on a month-to-month basis for $46 per month.  In August 2015, we entered into a one-year lease agreement for administrative offices located at 2266 South Dobson Road, Suite 263, Mesa, Arizona for a total of $1,599 per month.

In 2013, we acquired the former General Motors (GM) light truck assembly plant in Shreveport, Louisiana to house our manufacturing operations.  The property was one of the facilities transferred to the Revitalizing Auto Communities Environmental Response (“Racer”) Trust in March 2011, which was created to redevelop and sell 89 former GM facilities.  The facility equipment was purchased by us from the Racer Trust, with all of the GM manufacturing equipment in place, for $3 million in cash and a $23 million promissory note.  The real property was purchased by an affiliate of Industrial Realty Group, LLC (“IRG”), the Shreveport Business Park, LLC, for $7.5 million.  IRG and Shreveport Business Park, LLC are entities owned and controlled by Stuart Lichter, one of our directors and significant stockholders.

A portion of the purchased machinery and equipment secures a promissory note due to CH Capital Lending, LLC in the principal amount of $9,850,000.  CH Capital Lending purchased the note from GemCap Lending I, LLC in August 2014.  GemCap Lending originally made the loan to us in February 2013.  Interest accrues on the note at 10% per annum, which was due on July 31, 2015.  We entered into a forbearance agreement with CH Capital Lending, LLC in which CH Capital Lending, LLC has agreed to forbear on enforcing the payment of the note until July 31, 2016.  CH Capital Lending, LLC is an affiliate of Stuart Lichter and Mr. Lichter has guaranteed the repayment of this note.  At December 31, 2015 and 2014, the unpaid principal balance of the note was $8,244,012 and $9,850,000, respectively.  See Note 6 Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

The note to Racer Trust is secured by a lien subordinated to the lien of CH Capital Lending on certain machinery and equipment and is non-interest bearing.  The note, as amended, requires monthly principal payments of $173,500 from January 1, 2016 through July 1, 2017, with the remaining outstanding principal due on July 1, 2017.  As of December 31, 2015 and 2014, the outstanding principal balance was $21,126,147 and $21,126,147, respectively.  See Note 6. Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale.  Through December 31, 2015, we have received net proceeds of $3.8 million from the sale of equipment, which has been applied to principal and accrued interest on the CH Capital Lending note.  As of December 31, 2015, an additional $2.2 million in equipment was available for sale, which we believe will be sold in 2016.

GM invested $1.5 billion during the 2002 expansion of the facility and as a result, it is one of the most modern automobile manufacturing facilities in North America, with fully integrated chassis conveyors, and moving workstations for engine, interior, body, and glass installation and fluid filling. We believe that the use of this facility by us greatly lowers start-up production risks of the project, prospectively saving as much as $350 million in facility and equipment costs prior to the start of production.

The facility is located on approximately 437 acres in Caddo Parish, in an industrial park southwest of Shreveport, Louisiana. There are three main structures on the property, excluding the wastewater treatment and power generation facilities. The three structures include the general assembly building (to be used by us), the former metal stamping and body manufacturing building (not to be used by us) and the original manufacturing building and paint shop (to be partially used by us). Of the approximately 3.2 million square feet of manufacturing space, we will utilize less than a third.

The facility is located 2 miles from Interstate 20 and approximately 12 miles from downtown Shreveport. It is serviced by 7 active rail spurs, utilized for delivery of raw material and component supplies to the factory floor, as well as for the loading and rail transport of finished vehicles in the marshaling and shipping yard (to be used by us) at the northern end of the property.

In December 2013, we entered into an agreement with Shreveport Business Park, LLC to lease 997,375 rentable square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month.  We have two options to extend the term of the lease for 25 additional years each, as well as an option to expand into additional space.  Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space.  On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

Among the terms of our purchase agreement with Racer Trust was our agreement to use and develop the property so as to create at least 1,500 new jobs.  We agreed that if we had not created 1,500 new jobs by February 28, 2016, we would pay Racer Trust $5,000 for each full-time, permanent direct job that fell below the required number.  This commitment was extended until July 1, 2017.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of June 30, 2016 by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group.  We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.  Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner (1)	Amount of nature of beneficial ownership (2)		Percent of class (3)
Paul Elio	17,995,000	(4)	67.7%
Elio Engineering, Inc.	12,750,000		48.0%
Stuart Lichter	7,273,301		25.2%
Kenneth Way	160,000		0.6%
James Holden	117,500		0.4%
Connie Grennan	0		--
Hari Iyer	0		--
David Schembri	0		--
All directors and officers as a group (7 persons)	25,575,801	(4)	88.5%

(1)	The address of those listed is c/o Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.

(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3)
Based on 26,591,998 shares outstanding as of June 30, 2016.  Shares of common stock subject to convertible securities currently exercisable or exercisable within 60 days of June 30, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such convertible securities, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(4)	Includes 12,750,000 shares owned of record by Elio Engineering, Inc. of which Mr. Elio is the President, a director and majority shareholder.

(5)
Mr. Lichter has the right to convert promissory notes in the principal amount of $1,955,000 into 326,923 shares of common stock and the right to exercise immediately exercisable options to purchase 1,946,378 shares.  See Item 7 “Certain Relationships and Related Transactions, and Director Independence.”

Changes in Control

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of our company.

Item 5.	Directors and Executive Officers.

Our directors, executive officers and significant employees, and their ages as of June 30, 2016, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Paul Elio	Chairman and Chief Executive Officer	52	October 2009
Connie Grennan	Chief Financial Officer	68	March 2013

Directors:
Paul Elio	Director	52	October 2009
James Holden	Director	65	November 2012
Hari Iyer	Director	51	November 2012
Stuart Lichter	Director	67	November 2012
David C. Schembri	Director	63	November 2012
Kenneth L. Way	Director	77	November 2012

Significant Employees:
Gino Raffin	VP of Manufacturing and Product Launches	72	March 2013
Steven Semansky	VP of Supply Chain Management	52	March 2013
Jeff Johnston	VP of Engineering	54	February 2016
Tim Andrews	Senior Vice President of Marketing	50	November 2013
Chip Stempeck	Vice President of Customer Experience	51	March 2013
Jerome Vassallo	Vice President of Sales	51	April 2013
Joel Sheltrown	Vice President of Governmental Affairs	69	March 2013
Don Harris	Vice President of Retail Operations	60	April 2014

All of our executive officers and significant employees work full-time for us.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers

Paul Elio, Chief Executive Officer and Board Chairman. Mr. Elio founded Elio Motors and has been its CEO and Chairman since the Company’s inception. He has over 18 years of experience in business management and engineering, most recently as founder and CEO, from 1998 to 2011, of Elio Engineering, dba ESG Engineering. ESG was a Tempe, Arizona company which designed, engineered and prototyped products using state-of-the-art design tools and techniques, evaluated them for engineering feasibility and designed them for high volume manufacturing and assembly. Mr. Elio held various positions at Johnson Controls from 1992 to 1997. He holds numerous patents related to various mechanisms. He graduated from the General Motors Institute of Engineering & Management (now Kettering University) with a Bachelor of Science in Mechanical Engineering in 1995.  As our Chief Executive Officer and director since the inception of Elio Motors, Mr. Elio brings his leadership, extensive experience and knowledge of the Company, the industry, and the investment community to the Board of Directors.

Connie Grennan, Chief Financial Officer.  Ms. Grennan has been the Chief Financial Officer of Elio Motors since March 2013, and has over 30 years of financial and operational experience in similar positions in several startup organizations, as well as valuable experience in the large corporate environment with a division of Lockheed Martin as Director of Finance and Administration. Her experience includes management of accounting and finance, banking and investor relationships, human resources, facilities, information systems, and contract management. From March 2010 to February 2013, Ms. Grennan consulted as the chief financial officer for OzMo Inc., a company based in Palo Alto, California, which developed and provided Wi-Fi compatible communication technology products.  She received her Bachelor of Science in Accounting from Arizona State.

Directors

James Holden, Director.  Mr. Holden is the former Chief Executive Officer of DaimlerChrysler, where he worked in various leadership positions for 19 years until November 2000. He has been a director of Sirius XM Radio, Inc. since August 2001, of Speedway Motorsports, Inc. since 2004, and of Snap-on, Inc. since 2009. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Mr. Holden earned a B.S. in political science from Western Michigan University and a MBA degree from Michigan State University.  Mr. Holden’s extensive executive and board experience brings operational, investment, strategic, and industry expertise to the Board of Directors.

Hari Iyer, Director.  In addition to serving as a director, Mr. Iyer was the Chief Operating Officer of Elio Motors from January 2014 to May 2016.  He left the Company to start a new business, JustDrive, Inc., an on-demand, pay-per-mile car subscription service as an alternative to buying or leasing automobiles.  He brings nearly 25 years of product development, business strategy and operations expertise in the automotive industry. From January 2011 to August 2013, Mr. Iyer was Executive Vice President at Envia Systems, a Silicon Valley battery manufacturer, where he led all aspects of business strategy and product commercialization. From October 2009 to November 2010 (and as a full-time consultant from ESG Engineering from October 2006 to September 2009), he served as Vice President of Engineering at Next Autoworks Company. At Next Autoworks, Mr. Iyer developed the original vehicle architecture, led the selection of vehicle technologies and suppliers and was responsible for all module engineering teams. From June 1999 to September 2009, Mr. Iyer was co-founder and Chief Operating Officer at ESG Engineering, a product development firm specializing in the automotive and cleantech space. Mr. Iyer held various positions at Johnson Controls, Automotive Systems Group from January 1989 to August 1997. He received his M.S. in Mechanical Engineering from Penn State and his M.B.A. from Stanford Graduate School of Business.  Mr. Iyer brings his extensive engineering experience and knowledge of the Company to the Board of Directors.

Stuart Lichter, Director. Mr. Lichter is President and Chairman of the Board for Industrial Realty Group, LLC (IRG), a privately-held real estate development and investment firm specializing in the acquisition, development and management of commercial and industrial real estate across the United States.  IRG’s core competency is retrofitting otherwise obsolete buildings, corporate campuses, former military bases and industrial complexes.  Mr. Lichter oversees all critical aspects of the business, including acquisitions, leasing, and property management at IRG, which he founded 40 years ago. Mr. Lichter’s real estate experience and investment expertise provides valuable insight to the Board of Directors with respect to our manufacturing facility and financial success.

David C. Schembri, Director.  Since August 2012, Mr. Schembri has been the CEO of the Active Aero Group, of Belleville, Michigan, a supply-chain solutions provider focused on transportation logistics for customers with sensitive or time-critical freight, principally in the United States and Mexico.  From February 2010 to August 2012, he was the CEO of Vehicle Production Group, a company based in Allen Park, Michigan, that made vans for the disabled.  From July 2006 to January 2010, Mr. Schembri was the President of Smart USA, a Penske Automotive Group company. He was responsible for the successful launch of Smart USA (a division of Mercedes-Benz), which included establishing and maintaining a sales and service retail network, customer relations, logistics, advertising, marketing, PR, government relations, and a parts distribution network.  Much of his career was spent in various executive positions at Mercedes-Benz (1994 to 2005) and Volkswagen (1979 to 1993). He attended the University of Detroit, where he earned both his Bachelor’s degree and his MBA.  Mr. Schembri’s extensive executive experience brings operational, manufacturing, strategic, and industry expertise to the Board of Directors.

Kenneth L. Way, Director.  Mr. Way served as the Chief Executive Officer of Lear Corporation from 1988 to September 2000 and Chairman of the Board from 1988 to December 2002. Mr. Way served with Lear Corporation and its predecessor companies for 37 years in various engineering, manufacturing and general management capacities. During his career he has served as a director for several organizations.  At present, he is a director of CMS Energy of Jackson, Mississippi, and of Cooper Standard Auto, of Novi, Michigan, positions he has held since 1997 and 2004, respectively.  Mr. Way’s extensive executive and board experience brings operational, manufacturing, strategic, and industry expertise to the Board of Directors.

Significant Employees

Gino Raffin, Vice President of Manufacturing and Product Launches. Mr. Raffin emerged from retirement to join Elio Motors.  He worked for Chrysler from 1968 to 2006 and was involved with major automotive product and automotive manufacturing process launches involving hundreds of millions of dollars in tooling, equipment, facility and launch costs of new product, process and modified facility designs. As part of these initiatives, Mr. Raffin was responsible for all aspects of program launch including safety, quality, delivery and costs, overseeing engineering and purchasing teams for features such as dimensional management, sealing, underbody, side aperture, framing-body, closure panels – panel alignment, trim, chassis, powertrain and electrical. In addition to major product and process launches, Mr. Raffin has also been involved in advanced manufacturing engineering. He has led teams that designed, developed and executed the manufacturing production processes for tooling, equipment, facility, processing (both direct and indirect labor), material logistics, and controls and mechanicals at the operational assembly plant.  Mr. Raffin is a graduate of the Lawrence Institute of Technology with a degree in Mechanical Engineering.

Steven Semansky, Vice President of Supply Chain Management. Mr. Semansky brings to Elio Motors experience in Interiors and Styling design and production, component engineering, sales, component sourcing and logistics, and international manufacturing and supplier networks.  In 2001, Mr. Semansky formed Jmarc Engineering and Sales, in Wixom, Michigan, to represent manufacturers of component products supplied to Tier 1 and Tier 2 automotive companies. Products sourced included aluminum die-casting, roll form, stamping, plastic injection molded components, fasteners, and CNC machined products. In building the company to peak annual sales of $89 million and 8 sales representatives covering the USA, China and Mexico, Mr. Semansky and his team aimed to match components for fit and function, while recommending aggressive design and process changes to reduce total cost of assembly.  When he joined us in March 2013, he turned day-to-day management of the company to his wife.  Over his career, Mr. Semansky has completed projects for the International Sales Management (ISM) on behalf of Chrysler for lighting, electronics, storage and other interiors components used in Chrysler vehicles.  Mr. Semansky received his B.S. in marketing from Wayne State University and has completed coursework towards his Mechanical Engineering degree.

Jeff Johnston, Vice President of Engineering.  Mr. Johnston recently joined us in February 2016, bringing more than 30 years of experience working in the international automotive arena.  He began his career at General Motors in 1985, working first as a technician and later as an engineer.  In 1993, he accepted an engineering position with TRW Automotive to work with occupant restraints, where he played a key role in the early stages of airbag system development for the automotive industry.  From June 1993 to November 2006, he worked for Morton ASP (now known as Autoliv), utilizing his experience and skills in occupant restraints and airbags.   He last worked in a sales capacity for Takata Corporation, Auburn Hills, MI, a global supplier of occupant restraints, including seat belt systems and airbag systems, from November 2006 to February 2016.   Mr. Johnston began his education in automotive technology by attending the Mo-tech Automotive Education Center, a vocational school that was a subsidiary of the Chrysler Corporation, while working in a variety of prototype and job shops.  He later received his Bachelor of Science degree in mechanical engineering from Lawrence Technological University.

Tim Andrews, Senior Vice President of Marketing. Mr. Andrews brings over 18 years executive management experience and over 22 years marketing experience working with various fortune 500 brands in the categories of automotive, communications, healthcare and travel. From September 2007 to December 2010, he served as Chief Strategy Officer of TLA Marketing Communications, a firm specializing in strategic planning and marketing management. He received industry acclaim for developing the “Hybrid Direct Marketing” strategy that enabled Cox Communications to successfully launch the concept of “bundling,” which resulted in increased market share, establishing Cox as a leader in the digital spectrum. He has also helped build three major startups providing operational and marketing leadership and followed them into established companies. Prior to joining Elio Motors in November 2013, he taught at Grand Canyon University and Rio Salado Community College.  Mr. Andrews is a graduate of Arizona State University with a Bachelor of Arts degree in Journalism with an emphasis in Marketing and Advertising from the Walter Cronkite School of Communications. He completed an MBA degree at the University of Phoenix.

Chip Stempeck, Vice President of Customer Experience. Mr. Stempeck brings over 25 years of automotive experience in sales, marketing and program launch to Elio Motors. Immediately prior to joining Elio Motors in March 2013, he operated a consulting business, CJS Consulting, which was started in January 2006, advising clients on sales and operations management.  Mr. Stempeck also served as the vice president online operations for Brookline College from January 2010 through June 2011.  He graduated from Oregon State University with a Bachelor of Science in Management and Psychology.

Jerome Vassallo, VP of Sales. Mr. Vassallo brings over 20 years of experience in the automotive and pleasure boating industries, working for notable automotive companies, such as Suzuki, Volkswagen of America and Mitsubishi.  Prior to joining Elio Motors Inc. in April 2013, Mr. Vassallo most recently served as Zone Manager for Suzuki Motor Corporation from January 2012 to November 2012 and as Mitsubishi District Manager from November 2005 to January 2012 where he oversaw wholesale and retail vehicle sales as well as fixed operations within the district. Additionally, Mr. Vassallo is well-versed in all aspects of the sales process including new product launches, sales training and development, financial forecasting and reviews, distribution/logistics, dealer and supplier relationship-driven programs, contract negotiations, production planning and event marketing activities.

Joel Sheltrown, VP of Governmental Affairs.  Mr. Sheltrown joined Elio Motors in March 2013 to manage governmental affairs and remain knowledgeable of any state or federal statutes or regulations that may impact the Company. He was a state representative for the 103rd district in the Michigan House of Representatives from 2005 to January 2011 and was a professional lobbyist from February 2011 to February 2013 with deep roots in the automotive industry. He provides language and legislative guidance to legislators and regulatory agencies in numerous states. He also lobbies for the elimination of helmet and motorcycle endorsement requirements. Mr. Sheltrown attended Western Michigan University and also Kirtland Community College.

Don Harris, Vice President of Retail Operations. Mr. Harris began his career in the automotive space in retail sales nearly 34 years ago, and brings a range of experience stemming from his firm background with retail and wholesale auto dealerships and automotive auction platforms. Mr. Harris joined Elio Motors in April 2014 to set up the distribution of the vehicles from the point of manufacture to their retail locations. He is knowledgeable regarding the licensing needs of various states in the realm of retail operations, and is versed in the utilization of marshaling yards nationwide for the Company’s distribution model to handle 20,000 vehicles monthly. In January 2005, Mr. Harris invested in and assisted with the development of a large new concept called Automotive Consignment, in Charlotte, North Carolina, an automotive retail platform which assisted private sellers in the consignment sale of their vehicles. He continued with Automotive Consignment until March 2012, when he was approached to help develop a new business opportunity named CarBuyCo, which was developed to enable the private sellers of automobiles to get an instant purchase offer for their car via the internet. Mr. Harris led CarBuyCo to become a nationwide service by setting up buying centers across the US with the proper DMV licenses, management and processes.

Item 6.	Executive Compensation.

The following table sets forth information about the remuneration of our principal executive officer for services rendered during our fiscal years ended December 31, 2015 and 2014, and our other executive officers that had total compensation of $100,000 or more for our last completed full fiscal year (the “Named Officers”).  Certain tables and columns have been omitted as no information was required to be disclosed under those tables or columns.

Summary Compensation Table

Name and principal position	Year	Salary ($)	All other compensation ($)	Total ($)
Paul Elio, Chief Executive Officer	2015	250,000	0	250,000
	2014	250,000	0	250,000
Hari Iyer, Chief Operating Officer	2015	250,000	0	250,000
	2014	250,000	0	250,000
Connie Grennan, Chief Financial Officer	2015 2014	150,000 150,000	0 0	150,000 150,000

Our Named Officers did not have any outstanding equity awards at December 31, 2015.

Director Compensation

We do not compensate our directors for attendance at meetings.  We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

Future Compensation

Compensation to Paul Elio for 2016 remains at the same rate.  Connie Grennan’s salary was increased to $175,000 on January 1, 2016.  Hari Iyer was compensated at the same rate through May 31, 2016, the date of his resignation as our Chief Operating Officer.  Effective June 1, 2016, we entered into an independent contractor consulting agreement with Mr. Iyer.  Under the terms of the agreement, Mr. Iyer will continue to advance our ATVM loan application.  The agreement has a term of one year and requires payment of $10,000 per month.  We paid $50,000 to Mr. Iyer as a back-end retainer covering the last five months of the agreement’s term in June 2016.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

Paul Elio and ESG Engineering

The original design for the Elio was conceived by Paul Elio and Elio Engineering, Inc., dba ESG Engineering, a company partially owned and controlled by Paul Elio.  ESG Engineering transferred all rights to the design to the Company, valued at $25,000,000, as consideration for 25,000,000 shares of common stock in the Company.  In addition, we assumed approximately $1,277,187 of payables that ESG Engineering had incurred on behalf of Elio Motors.  At December 31, 2015 and 2014, these outstanding payables were $-0- and $164,827, respectively.  ESG Engineering transferred 12,250,000 shares of common stock in the Company to Paul Elio in November 2012 in consideration for his services in forming and organizing Elio.

Transfer of Consumer Financing Rights

In 2012, we transferred the right to provide consumer financing for the purchase of the Elio to Carr Finance Company, LLC in consideration of Paul Elio’s efforts to devote his time and attention to developing the business of the Company with only limited compensation.  Mr. Elio is a member of Carr Finance Company, LLC.

Guaranty of Loan Repayment Provided by Stuart Lichter; Loan from CH Capital Lending

On February 28, 2013, in connection with the acquisition of certain machinery and equipment at the Shreveport facility, we entered into a promissory note with GemCap Lending I, LLC for $9,850,000, the payment of which is secured by a first lien on our equipment at the Shreveport facility.  Stuart Lichter personally guaranteed the payment of this note.  CH Capital Lending, LLC purchased the loan from GemCap on August 1, 2014.  CH Capital Lending is an affiliate of Stuart Lichter.  On July 31, 2015, we entered into a forbearance agreement with CH Capital Lending in which CH Capital Lending has agreed to forbear on enforcing the payment of this note until July 31, 2016.

Lease with Shreveport Business Park, LLC

Our equipment is located in a plant in Shreveport, Louisiana, which is leased by Shreveport Business Park, LLC, an entity owned and controlled by Stuart Lichter, one of Elio’s directors and significant stockholders.  We entered into an agreement with Shreveport Business Park in December 2013 to sublease 997,375 square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month.  Since December 2013, the Company has been obligated to pay taxes, insurance expenses and common expenses with respect to this space and is past due in paying these amounts.  On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

Advances to Paul Elio

Amounts advanced to Paul Elio, our Chief Executive Officer at March 31, 2016 and December 31, 2015 and 2014 were $429,022, $328,014 and $74,966, respectively.  The advance accrued interest at the Federal Funds rate per annum, was due on demand and is reflected on the balance sheets as other current assets.  Mr. Elio repaid the advance in full on May 3, 2016.

Loans Made by Stuart Lichter

Stuart Lichter has made several loans to us, the proceeds of which were used for working capital and to pay amounts owed to GemCap Lending I, LLC.  The promissory notes evidencing the loans are as follows:

Date	Amount	Maturity	Payment Terms	Interest Expense for 2015	Interest Expense for 2014
March 6, 2014	$1,000,500	July 31, 2016	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $500 drawn March 6, 2014; $1,000,000 drawn December 2, 2014	$101,440	$8,097
May 30, 2014	$300,000	July 31, 2016	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn May 30, 2014; $200,000 drawn November 10, 2014	$30,416	$8,806
June 19, 2014	$600,000	July 31, 2016	Secured by Elio Motors’ reservation accounts and deposit held by Racer Trust; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn April 17, 2014; $500,000 drawn June 20, 2014	$60,834	$34,111

In addition to the loans described in the table above, during 2015, Mr. Lichter purchased convertible subordinated secured notes due September 30, 2022 in the aggregate principal amount of $1,955,000 on the same terms offered to other accredited investors in this offering made pursuant to Rule 506(c) under the Securities Act of 1933.  These notes are convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share.

Options Granted to Stuart Lichter

In consideration for the March 6, 2014 loan of $1,000,500 and the guaranty of the $9,850,000 loan originally made to us by GemCap Lending I, LLC, we granted Stuart Lichter an option to purchase a number of shares of common stock in Elio Motors sufficient to give him a 5% ownership interest, exclusive of his existing ownership (the “5% Option”).  Mr. Lichter may exercise the 5% Option at any time and from time to time until December 15, 2024 for $7,500,000.

We granted a second option to Mr. Lichter in consideration of the May 30, 2014 loan of $300,000.  This second option permits Mr. Lichter to purchase a number of shares of common stock in Elio Motors sufficient to give him a 2% ownership interest, exclusive of his existing ownership (the “2% Option”).  Mr. Lichter may exercise the 2% Option at any time and from time to time until June 29, 2025 for $3,000,000.

In May 2016, we amended and replaced the 5% and 2% Options with an option to purchase up to 1,887,554 shares of our common stock at a price of $5.56 per share until June 29, 2025.

We granted a third option to Mr. Lichter in consideration of his personal guaranty given to PayPal Inc. in the amount of $5,000,000.  We were utilizing PayPal to process reservation deposits and PayPal had held back in excess of $4,000,000 as a reserve against possible chargebacks.  Mr. Lichter provided his personal guaranty to induce PayPal to release $4,000,000 of the reserve to the Company in May 2016.  This third option permits Mr. Lichter to purchase up to 58,824 shares of our common stock at a price of $17.00 per share until May 10, 2021.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

Director Independence

As of the date of this registration statement, our common stock is not listed on any exchange, but we are proposing to list our common stock on the NYSE MKT.  An “independent” director is defined in NYSE MKT Rule 803A.  James Holden, David Schembri and Kenneth Way are considered independent directors under this definition.

Item 8.	Legal Proceedings.

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Shares of our common stock began trading on the OTCQX under the symbol “ELIO” in February 2016.

The following table sets forth the range of high and low bid quotations for our common stock for each fiscal quarter for the current fiscal year ending December 31, 2016. These quotations reflect inter-dealer prices quoted on the OTCQX without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

	Bid Prices ($)
	High	Low
2016 Fiscal Year:
March 31, 2016	$75.00	$14.00
June 30, 2016	$24.82	$13.01

On July 20, 2016, the closing price for the common stock on the OTCQX was $20.21 per share.

Holders and Dividends

As of June 30, 2016, there were 6,376 record holders of our common stock. To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the Board of Directors deems relevant.

Equity Compensation Plans

As of December 31, 2015, we did not have any equity compensation plans.

Item 10.	Recent Sales of Unregistered Securities.

Within the past three years, we have issued and sold the unregistered securities set forth in the table below.

Date	Persons or Class of Persons	Securities	Consideration
December 2013	Stuart Lichter	5,000,000 shares of common stock provided by existing shareholder	$7,422,506
February 2014	Holders of convertible notes (1)	412,500 shares of common stock provided by existing shareholder	Conversion of $342,563 in principal and interest of convertible notes
July 2014	Principals of Black Swan, LLC (1)	62,500 shares of common stock	Services valued at $375,000
December 2014	Kenneth Way and James Holden	15,000 shares of common stock	$150,000
December 2014	Stuart Lichter (1)	Option to purchase shares equal to 5% ownership for $7,500,000 (the “5% Option”)	Making loans to Company
June 2015	Stuart Lichter (1)	Option to purchase shares equal to 2% ownership for $3,000,000 (the “2% Option)	Making loan to Company
March 2015 to December 2015	Accredited investors (2)	Convertible subordinated secured promissory notes due September 30, 2022 (the “Convertible Notes”)	$5,341,560
December 2015	Designees of Network 1 Financial Securities, Inc. (1)	Warrants to purchase a total of 83,621 shares of common stock at $7.18 per share and 3,534 shares at $11.58 per share.	Placement agent services in connection with the offering of Convertible Notes
November 2015 to February 2016	Accredited and non-accredited investors (3)	1,410,048 shares of common stock	$16,920,576
December 2015 to February 2016	StartEngine CrowdFunding Inc., WhoYouKnow, LLC and Benjamin Bakshi (1)	Warrants to purchase a total of 21,400 shares of common stock at $12.00 per share	Services provided in connection with Regulation A offering
March 2016 to June 2016	Holders of the Convertible Notes (2)	33,438 shares of common stock	Conversion of $197,947 in principal and interest of the Convertible Notes
March to June 2016	StartEngine Crowdfunding Inc. and WhoYouKnow, LLC (1)	8,012 shares of common stock	Cashless exercise of warrants
May 2016	Stuart Lichter (1)	Option to purchase 58,824 shares of common stock at $17.00 per share	Providing guaranty to PayPal
May 2016	Stuart Lichter (1)	Option to purchase 1,887,554 shares of common stock at $5.56 per share	Replaces 5% and 2% Options
May and June 2016	3 accredited investors (1)	63,000 shares of common stock	$1,071,000

(1)
We relied upon the exemption from registration contained in Section 4(2) of the Securities Act, as all of the investors were deemed to be sophisticated with respect to the investment in the securities due to their financial condition and involvement in the registrant’s business and had access to the kind of information which registration would disclose.

(2)	We relied upon the exemption from registration contained in Rule 506(c) of Regulation D under the Securities Act, as the securities were sold only to accredited investors.

(3)	We relied upon the exemption from registration contained Regulation A under the Securities Act and filed an offering statement which was qualified on November 20, 2015.

Unless otherwise noted, no underwriters or placement agents were used and no commissions were paid in the above stock transactions.  Except for the shares sold pursuant to Regulation A, restrictive legends were placed on the certificates evidencing the securities issued in all of the above transactions.

Item 11.	Description of Registrant’s Securities to be Registered.

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value.  As of June 30, 2016, we had 26,591,998 shares of common stock and no shares of preferred stock outstanding.

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws.  For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to this registration statement.

Common Stock

Voting Rights.  The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.  Arizona law provides for cumulative voting for the election of directors.  As a result, any shareholder may cumulate his or her votes by casting them all for any one director nominee or by distributing them among two or more nominees.  This may make it easier for minority shareholders to elect a director.

Dividends.  Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the shareholders.  The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant.  Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights.  There are no redemption or sinking fund provisions applicable to the common stock.  When issued in accordance with our articles of incorporation and law, shares of our common stock are fully paid and not liable to further calls or assessment by us.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our shareholders.  Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our shareholders and may adversely affect the voting and other rights of the holders of our common stock.  At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.  Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock.  Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Shares Issuable upon Conversion of Notes

Convertible notes in the amount of $5,149,100 as of June 30, 2016 are convertible by the holders into shares of our common stock at any time prior to their maturity in 2022 at conversion prices equal to $5.98 and $9.65 per share. We have granted piggy-back registration rights with respect to these shares.

Placement Agent Warrants

Designees of the placement agent of our convertible note offering hold warrants to purchase up to 83,621 shares of common stock at $7.18 per share and 3,534 shares at $11.58 per share.  These warrants are exercisable until December 2020.

Warrants Issued in connection with Regulation A Offering

Warrants to purchase a total of 3,016 shares at $12.00 per share, issued to parties that provided services in connection with our Regulation A offering, are currently outstanding and can be exercised until 2019 and 2023.

Stock Options Granted to Stuart Lichter

We have granted stock options to Stuart Lichter that allow him to purchase 1,887,554 shares at $5.56 per share and 58,824 shares at $17.00 per share.  These option agreements expire in 2025 and 2021, respectively.

2016 Stock Option Plan

Our 2016 Incentive and Nonstatutory Stock Option Plan authorizes the grant of up to 2,000,000 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with incentive stock option grants and non-qualified stock option grants.  Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans.  No options have been granted under the Plan as of June 30, 2016.

Certain Anti-takeover Effects

General.  Certain provisions of our articles of incorporation, our bylaws, and Arizona law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest.  The summary of the provisions of our articles, bylaws and Arizona law set forth below does not purport to be complete and is qualified in its entirety by reference to our articles, bylaws and Arizona law.

Special Meetings of Shareholders.  Our bylaws provide that, except as required by law, special meetings of shareholders may be called by a majority of our Board of Directors, the Chairman of the Board, the President, or shareholders who hold in the aggregate at least 25% of the voting power of the outstanding capital stock of the Company (“Requesting Shareholders”).  Requesting Shareholders must meet certain qualifications and must submit a written request to our Corporate Secretary, containing the information required by our bylaws.  A request for a special meeting made by Requesting Shareholders may be rejected if (1) a meeting of shareholders that included an identical or substantially similar item of business, as determined in good faith by our Board of Directors, was held not more than 90 days before our Corporate Secretary received the request; (2) our Board of Directors has called or calls for a meeting of shareholders to be held within 90 days after our Corporate Secretary receives the request and our Board of Directors determines in good faith that the business to be conducted at such meeting includes similar business to that stated in the request; or (3) the request relates to an item of business that is not a proper subject for shareholder action under, or involves a violation of, applicable law.

Shareholder Proposals and Director Nominations.  A shareholder can submit shareholder proposals and nominate candidates for election to our Board of Directors in connection with our annual meeting if he or she follows the advance notice and other relevant provisions set forth in our bylaws.  With respect to director nominations at an annual meeting, shareholders must submit written notice to our Corporate Secretary at least 180 days prior to the date of the meeting.  With respect to shareholder proposals to bring other business before the annual meeting, shareholders must submit a written notice to our Corporate Secretary not fewer than 90 nor more than 120 days prior to the first anniversary of the date of our previous year’s annual meeting of shareholders.  However, if we have changed the date of the annual meeting by more than 30 days from the anniversary date of the previous year’s annual meeting, the written notice must be submitted no earlier than 120 days before the annual meeting and not later than 90 days before the annual meeting or ten days after the day we make public the date of the annual meeting.

A shareholder must also comply with all applicable laws in proposing business to be conducted and in nominating directors.  The notice provisions of the bylaws do not affect rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 of the Exchange Act.

Amendment to Articles of Incorporation and Bylaws.  Both the Board of Directors and the shareholders must approve amendments to an Arizona corporation’s articles of incorporation, except that the Board of Directors may adopt specified ministerial amendments without shareholder approval.  Unless the articles of incorporation, Arizona law or the Board of Directors would require a greater vote or unless the articles of incorporation or Arizona law would require a different quorum, the vote required by each voting group allowed or required to vote on the amendment would be:

•	a majority of the votes entitled to be cast by the voting group, if the amendment would create dissenters’ rights for that voting group; and

•
in any other case, if a quorum is present in person or by proxy consisting of a majority of the votes entitled to be cast on the matter by the voting group, the votes cast by the voting group in favor of the amendment must exceed the votes cast against the amendment by the voting group.

The Board of Directors may amend or repeal the corporation’s bylaws unless either: (1) the articles or applicable law reserves this power exclusively to shareholders in whole or in part or (2) the shareholders in amending or repealing a particular bylaws provide expressly that the Board may not amend or repeal that bylaw.  An Arizona corporation’s shareholders may amend or repeal the corporation’s bylaws even though they may also be amended or repealed by the Board of Directors.  Our bylaws may not be amended or repealed without the vote of a majority of the Board of Directors then in office or the affirmative vote of a majority of votes cast on the matter at a meeting of shareholders.

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598 is the transfer agent and registrar for our common stock.

Item 12.	Indemnification of Directors and Officers.

Under the corporate laws of the State of Arizona and our articles of incorporation, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Our articles of incorporation provide for mandatory indemnification of our officers, directors, employees and agents, to the fullest extent permissible under Arizona law.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty.  They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders.  Furthermore, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.  At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Item 13.	Financial Statements and Supplementary Data.

The financial statements of Elio Motors, Inc. are filed under this Item, beginning on page F-1.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On May 3, 2016, we engaged Eide Bailly LLP to audit our balance sheets as of December 31, 2015, 2014 and 2013, and the related statements of operations, changes in stockholders’ deficit, cash flows, and schedules supporting those financial statements for the years then ended, in accordance with the standards established by the Public Company Accounting Oversight Board.

During our two most recent fiscal years and the subsequent interim period preceding Eide Bailly’s engagement, neither we nor anyone on our behalf consulted Eide Bailly regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us that Eide Bailly concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” or “reportable event” (within the meaning of Item 304(a) of Regulation S-K and Item 304(a)(1)(v) of Regulation S-K, respectively).

In approving the selection of Eide Bailly as our independent registered public accounting firm, our board of directors considered all relevant factors, including that no services were previously provided by Eide Bailly to us.

Our previous independent accounting firm audited our financial statements in accordance with auditing standards generally accepted in the United States, but not in accordance with standards of the Public Company Accounting Oversight Board.

Item 15.	Financial Statements and Exhibits.

We have filed the following documents as part of this Registration Statement on Form 10:

 Financial Statements

Our financial statements are included beginning on page F-1 of this Registration Statement.

Annual Financial Statements (audited):

Interim Financial Statements (unaudited)

Balance Sheets at March 31, 2016 and December 31, 2015	FF-1
Statements of Operations for the three months ended March 31, 2016 and 2015	FF-2
Statements of Cash Flows for the three months ended March 31, 2016 and 2015	FF-3
Notes to Financial Statements March 31, 2016	FF-4

 Financial Statement Schedules

All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included in our financial statements and related notes.

Exhibits

Exhibit Number	Description	Incorporated by Reference to
3.1	Articles of Incorporation, as amended	Exhibit 2.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.2	Amended and Restated Bylaws	Exhibit 2.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
4.1	Form of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
4.2	Form of Registration Rights Agreement	Exhibit 3.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
4.3	Form of Pledge and Security Agreement	Exhibit 3.3 to Offering Statement filed August 28, 2015 (File No. 024-10473)
4.4	Form of StartEngine Warrant	Exhibit 3.4 to Offering Statement filed October 21, 2015 (File No. 024-10473)

Exhibit Number	Description	Incorporated by Reference to
10.1	Loan and Security Agreement with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.2	Loan Agreement Schedule with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.3	Continuing Guarantee from Stuart Lichter dated February 28, 2013	Exhibit 6.3 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.4(i)	Amendment Number 4 to the Loan and Security Agreement and Loan Agreement Schedule with CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(i) to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.4(ii)	Fourth Amended and Restated Secured Promissory Note (Term Loan) to CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(ii) to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.5	Forbearance Agreement with CH Capital Lending, LLC dated July 31, 2015	Exhibit 6.5 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.6	Promissory Note to Racer Trust dated February 28, 2013	Exhibit 6.6 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.7	Security Agreement with Racer Trust dated February 28, 2013	Exhibit 6.7 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.8	First Amendment to Promissory Note with Racer Trust dated March 17, 2015	Exhibit 6.8 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.9	Lease with Shreveport Business Park, LLC dated December 27, 2014	Exhibit 6.9 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.10	First Amendment to Lease with Shreveport Business Park, LLC dated July 31, 2015	Exhibit 6.10 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.11	Promissory Note and Security Agreement to IAV Automotive Engineering, Inc. dated December 5, 2014	Exhibit 6.11 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.12	Installment Payment Agreement with IAV Automotive Engineering, Inc. dated March 13, 2015	Exhibit 6.12 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.13	Promissory Note to Stuart Lichter dated March 6, 2014	Exhibit 6.13 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.14	Promissory Note to Stuart Lichter dated May 30, 2014	Exhibit 6.14 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.15	Secured Promissory Note to Stuart Lichter dated June 19, 2014	Exhibit 6.15 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.16	First Amendment to Secured Promissory Note to Stuart Lichter dated July 20, 2015	Exhibit 6.16 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.17	Option Agreement with Stuart Lichter dated as of December 15, 2014	Exhibit 6.17 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.18	Option Agreement with Stuart Lichter dated as of June 29, 2015	Exhibit 6.18 to Offering Statement filed August 28, 2015 (File No. 024-10473)
10.19	2016 Incentive and Nonstatutory Stock Option Plan
10.20	Form of Personal Continuing Guaranty from Stuart Lichter
10.21	Option Agreement with Stuart Lichter dated as of May 10, 2016
10.22	Amendment to Option Agreements with Stuart Lichter dated effective as of May 2016
10.23	Independent Contractor Consulting Agreement with Hari Iyer dated June 1, 2016

SIGNATURES

Pursuant to the requirements of Section12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC.

Date: July 25, 2016	By:	/s/ Paul Elio
Paul Elio, Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Elio Motors, Inc.

We have audited the accompanying balance sheets of Elio Motors, Inc. as of December 31, 2015 and 2014, and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2015, 2014 and 2013. Elio Motors, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elio Motors, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years ended December 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered net losses since inception and has accumulated a significant deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, the Company has changed its accounting policy for accounting for debt issuance costs by adopting the provisions of FASB Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs. Our opinion is not modified with respect to this matter.

As discussed in Note 2 to the financial statements, the previously issued financial statements contained errors to certain account balances and accordingly, the financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been restated to correct these errors.  Our opinion is not modified with respect to this matter

/s/ Eide Bailly LLP

Greenwood Village, Colorado July 14, 2016

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

	2015	2014
Assets	(As Restated)	(As Restated)
Current Assets
Cash	$6,870,044	$374,652
Restricted cash held in escrow	3,806,378	476,055
Restricted cash held for customer deposits	4,000,000	-
Prepaid expenses	471,170	104,383
Other current assets	336,733	74,966
Assets held for sale	2,200,000	6,441,501
Deferred loan costs	170,628	-
Total Current Assets	17,854,953	7,471,557

Restricted cash held for customer deposits	1,816,407	4,855,499
Machinery and equipment, net	12,435,481	12,346,266
Facility under capital sublease, net	5,448,964	7,200,000
Deferred loan costs	981,103	-
Total Assets	$38,536,908	$31,873,322
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$3,694,861	$4,475,355
Refundable customer deposits	1,092,750	913,700
Advances due to related party	-	164,827
Interest payable, current portion	4,959,444	129,661
Derivative liabilities - fair value of warrants	907,703	-
Note payable, net of discount	-	1,600,000
Notes payable due to related party, net of discount	9,525,231	9,637,507
Total Current Liabilities	20,179,989	16,921,050

Nonrefundable customer deposits	19,587,800	14,852,183
Interest payable, net of current portion	6,757,983	4,234,415
Convertible notes payable, net of discount	401,013	-
Notes payable, net of current portion and discount	18,878,146	17,459,638
Notes payable due to related party, net of current portion and discount	-	841,391
Capital sublease obligation	6,022,677	7,500,000
Total Liabilities	71,827,608	61,808,677

Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,320,322 and 25,077,500 shares issued and outstanding
in 2015 and 2014, respectively	55,133,932	35,895,082
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(88,424,632)	(65,830,437)
Total Stockholders' Deficit	(33,290,700)	(29,935,355)
Total Liabilities and Stockholders Deficit	$38,536,908	$31,873,322

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
Costs and Expenses:
Engineering, research and development costs	$2,085,590	$5,469,895	$7,174,601
General and administrative expenses	4,455,831	5,247,581	1,647,797
Sales and marketing expenses	4,611,306	4,264,953	1,321,951
Asset impairment charges	1,963,448	-	-
Total costs and expenses	13,116,175	14,982,429	10,144,349

Loss From Operations	(13,116,175)	(14,982,429)	(10,144,349)

Other income (expense):
Gain on sale of machinery and equipment	1,365,932	67,030	-
Gain on forgiveness of debt	68,399	180,000	-
Other income	6,119	213,382	69,083
Interest expense	(10,918,470)	(10,068,217)	(3,965,679)
Other expense	-	(373)	(17,350)
Total other expenses, net	(9,478,020)	(9,608,178)	(3,913,946)

Net Loss	$(22,594,195)	$(24,590,607)	$(14,058,295)

Weighted-average number of common shares outstanding	25,127,495	25,040,164	25,000,000

Basic loss per common share:	$(0.90)	$(0.98)	$(0.56)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014, AND 2013

				Total
	Common Stock		Accumulated	Stockholders’
	Shares	Amount	Deficit	Deficit
Balance at December 31, 2012, as restated	25,000,000	$25,975,000	$(27,181,535)	$(1,206,535)

Net loss		-	(14,058,295)	(14,058,295)
Issuance of common stock,
net of issuance costs (Note 10)	-	7,484,056	-	7,484,056

Balance at December 31, 2013, as restated	25,000,000	$33,459,056	$(41,239,830)	$(7,780,774)

Net loss	-	-	(24,590,607)	(24,590,607)
Convertible notes payable
converted to equity (Note 6)	-	336,838	-	336,838
Issuance of stock warrants (Note 8)	-	1,224,188	-	1,224,188
Issuance of common stock (Note 10)	77,500	875,000	-	875,000

Balance at December 31, 2014, as restated	25,077,500	35,895,082	(65,830,437)	(29,935,355)

Net loss	-	-	(22,594,195)	(22,594,195)
Discount on convertible notes from
beneficial conversion feature (Note 6)	-	5,113,401		5,113,401
Issuance of common stock,
net of issuance costs (Note 10)	1,242,822	14,125,449	-	14,125,449

Balance at December 31, 2015, as restated	26,320,322	$55,133,932	$(88,424,632)	$(33,290,700)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014, AND 2013

	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
Cash Flows From Operating Activities
Net Loss	$(22,594,195)	$(24,590,607)	$(14,058,295)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	278,753	300,000	-
Amortization of discount on notes payable	2,150,165	2,217,660	1,585,780
Amortization of deferred financing costs	202,987	264,628	312,520
Accrued interest on capital sublease obligation	2,740,795	2,241,134	-
Asset impairment charges	1,963,448	-	-
Gain on sale of fixed assets	(1,365,932)	(67,030)	-
Gain on forgiveness of debt	(68,399)	(180,000)	-
Common stock issued for services	-	725,000	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(375,506)	256,310	757,141
Accounts payable and accrued liabilities	(780,496)	4,905,828	1,266,589
Interest payable	4,612,556	2,088,588	67,354
Net Cash Used in Operating Activities	(13,235,824)	(11,838,489)	(10,068,911)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(94,255)	-	-
Proceeds from sale of machinery and equipment, net	3,643,985	183,739	-
Net Cash Used in Investing Activities	3,549,730	183,739	-

Cash Flows From Financing Activities
Change in restricted cash	(4,291,231)	(3,359,796)	(990,510)
Customer deposits	4,914,667	12,949,433	2,808,100
Issuance of common stock	14,913,864	150,000	7,500,000
Common stock issuance costs	(714,752)	-	(15,945)
Proceeds from notes payable	-	-	3,700,400
Repayments of notes payable	(1,600,000)	-	(1,955,309)
Payment of deferred financing costs	(427,160)	(363,276)	(274,476)
Proceeds from convertible notes	5,341,560	-	-
Advances received from related party	-	1,900,500	-
Repayments of advances from related party	(1,702,415)	(41,600)	(84,732)
Advances to related party	(253,048)	(74,966)	-
Net Cash Provided by Financing Activities	16,181,485	11,160,294	10,687,529

Net Change in Cash	6,495,392	(494,456)	618,618
Cash at Beginning of Year	374,652	869,108	250,490
Cash at End of Year	$6,870,044	$374,652	$869,108

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,211,966	$3,256,207	$2,000,025
Cash paid during the year for income taxes	$850	$-	$-

Supplemental disclosures of non-cash investing and financing activities:
Amendment of capital lease resulting in change in lease
payments	$1,477,323	$-	$-
Discount on Convertible Notes from Beneficial
Conversion Feature	$5,113,401
Issuance of warrants	$907,703	$1,224,188	$-
Convertible notes payable converted to equity	$-	$336,838	$-
Conversion of accounts payable to note payable	$-	$1,600,000	$-
Expense recognized under equity grant	$-	$725,000	$-
Acquisition of equipment through issuance of note payable	$-	$-	$26,000,000
Acquisition of facility under capital sublease obligation	$-	$-	$7,500,000

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activities
Elio Motors, Inc., an Arizona Corporation, (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $6,800, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”). The Company’s common stock and preferred shares have no par value. The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no preferred shares issued or outstanding at December 31, 2015 and 2014.

Liquidity and Capital Resources
The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. From inception, the Company has financed its business activities through customer deposits, debt issuance and contributions from stockholders. The Company expects to obtain funding through additional debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production. Management expects that cash on hand combined with anticipated funding sources will provide the Company with adequate funding through December 31, 2016. There are no assurances that the Company will be able to raise adequate funds, achieve, or sustain profitability or positive cash flows from its operations.

Through December 31, 2015, the Company has not recorded any revenues for the sale of its vehicle product nor does it expect to record revenues of any significant amount of product prior to commercialization of its vehicle. Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next several years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty and whether the Company can continue as a going concern past 2016.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

Financial Instruments
FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments.  The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments.  The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities.  The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature.  The fair value of the Companies convertible subordinated debt instruments approximates the carrying value as the applicable interest rate has been adjusted to account for the beneficial conversion feature, or is short term in nature.  For fair value of derivative instruments refer to Note 5.

Concentrations of Business and Credit Risk
The business is subject to significant risks, including, but not limited to, the risks in the regulatory approval process, the results of research and development efforts, and competition from other vehicles.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company has its cash and cash equivalents on deposit with various financial institutions. Accounts at each U.S. institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Cash may at times exceed the amount covered by FDIC insurance; however management does not believe the Company has significant risk in this area.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash
Restricted cash held in escrow as of December 31, 2015 includes $1,097,831 deposited in escrow accounts with financial institutions for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment

In addition, $2,708,547 of the proceeds from the Company’s Regulation A offering were held in escrow as of December 31, 2015.  These funds were released in February and April 2016. In addition, the Company has recorded $5,816,407 as restricted cash held for customer deposits as of December 31, 2015.  This includes amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processers.  In May 2016 $4,000,000 of these funds were released and thus has been classified on the balance sheet as a current asset.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell.  Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets
In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the years ended December 31, 2015 the Company recognized an impairment charge of $1,963,448. There was no impairment charge for the years ended December 31, 2014 and 2013.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets Held For Sale
In connection with a strategy to reduce debt, the Company decided to sell machinery and equipment held at its Shreveport, Louisiana facility that will not be used during production.  The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $2,200,000 and $6,441,501, which is shown as “Assets held for sale” at December 31, 2015 and 2014, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment.

The estimated value is based on negotiations with potential buyers.  The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements.  The Company anticipates disposing of all assets held for sale within one year.

Warrants
The Company accounts for warrants with anti-dilution (“down-round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which require such warrants to be recorded as a liability and adjusted to fair value at each reporting period.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815. Based upon the provisions of ASC 815, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Accounting for Debt/Proceeds Allocation
The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 6) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Issuance Costs
Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company has elected to early adopt such guidance in order to simplify the accounting for its debt issuance costs, with the exception of the debt issuance costs incurred in connection with the Tier 1 Subordinated Convertible Note Payable, as discussed in Note 6.  As of December 31, 2015 the Tier 1 note had a beneficial conversion feature and debt issuance costs in excess of the note amount.  As a result the debt issuance costs were recorded as a deferred loan cost.  As of December 31, 2015, the current and long-term portion of deferred loan costs was $170,628 and $981,103, respectively.

ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $202,987, $264,628, and $312,520 for the years ended December 31, 2015, 2014, and 2013, respectively.

Beneficial Conversion Feature
From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options.  A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to common stock.  The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Revenue Recognition
The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured.  Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits as the Company has not fulfilled their obligation to the customer.

Advertising Costs
Advertising costs are expensed as incurred. Such costs, which amounted to $4,611,306, $4,264,953 and $1,321,951 for the years ended December 31, 2015, 2014 and 2013, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development Costs
In accordance with FASB ASC Topic 730, Research and Development, research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC Topic 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value.  Research and development costs amounted to $2,085,590, $5,469,895 and $7,174,601 for the years ended December 31 2015, 2014 and 2013, respectively.

Stock Split
On July 9, 2015, the Company completed a 500-for-1 stock split for all outstanding common stock.  References made to outstanding share or per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this 500-for-1 stock split.  The number of authorized shares as reflected on the accompanying balance sheets was not affected by the stock split and accordingly has not been adjusted.

Loss per Common Share
The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.  These potentially dilutive securities were not included in the calculation of loss per common share for the years ended December 31, 2015, 2014, or 2013 because their effect would be anti-dilutive.

As of December 31, 2015, potentially dilutive securities consist of outstanding stock options, warrants, and convertible subordinated notes payable to acquire 2,854,819 shares of common stock. As of December 31, 2014, potentially dilutive securities consisted of outstanding stock options and warrants to acquire 1,887,554 shares of common stock.  As of December 31, 2013, potentially dilutive securities consisted of convertible notes payable to acquire 412,500 shares of common stock.

Income Taxes
The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of December 31, 2015, 2014 and 2013 and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Recently Issued Accounting Standards
In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.  ASU 2014-09 is effective first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This standard requires that deferred income tax liabilities and assets be presented as noncurrent assets or liabilities in the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early adoption is permitted. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures. We will adopt this standard on the effective date.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments.  ASU 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted for certain requirements. We are assessing the impact of adopting this new accounting standard on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU revise the accounting related to lessee accounting.  Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements.

NOTE 2	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the years ended December 31, 2015, 2014, and 2013, certain errors resulting in the misstatement of the previously issued financial statements were discovered by the Company.  The misstatement was caused by an inaccurate valuation of the beneficial conversion feature, inaccurate valuation of the options obtained in connection with the subordinated promissory note from a director and stockholder, updated valuation of fixed assets held for sale as well as fixed assets to be used in production, change in the timing of the release of cash held for customer deposits, change in accounts payable due to the late submission of invoices by vendors, and the change in the method used to value derivative liabilities.  Accordingly, amounts reported have been restated in the 2015, 2014, and 2013 financial statements to correct the error.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

BALANCE SHEET
DECEMBER 31, 2015
	As Previously Reported
Assets		Adjustment	As Restated
Current Assets
Cash	$6,870,044	$-	$6,870,044
Restricted cash held in escrow	3,806,378	-	3,806,378
Restricted cash held for customer deposits	-	4,000,000	4,000,000
Prepaid expenses	471,170	-	471,170
Other current assets	336,733	-	336,733
Assets held for sale	2,100,000	100,000	2,200,000
Deferred loan costs	-	170,628	170,628
Total Current Assets	13,584,325	4,270,628	17,854,953

Restricted cash held for customer deposits	5,816,407	(4,000,000)	1,816,407
Machinery and equipment, net	14,499,340	(2,063,859)	12,435,481
Facility under capital sublease, net	5,448,964	-	5,448,964
Deferred loan costs	-	981,103	981,103
Total Assets	$39,349,036	$(812,128)	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$3,618,403	$76,458	$3,694,861
Refundable customer deposits	1,092,750	-	1,092,750
Interest payable, current portion	4,959,444	-	4,959,444
Derivative liabilities - fair value of warrants	655,244	252,459	907,703
Notes payable due to related party, net of discount	9,701,983	(176,752)	9,525,231
Total Current Liabilities	20,027,824	152,165	20,179,989

Nonrefundable customer deposits	19,587,800	-	19,587,800
Interest payable, net of current portion	6,757,983	-	6,757,983
Convertible notes payable, net of discount	2,504,346	(2,103,333)	401,013
Notes payable, net of current portion and discount	19,565,099	(686,953)	18,878,146
Capital sublease obligation	6,022,677	-	6,022,677
Total Liabilities	74,465,729	(2,638,121)	71,827,608

Commitments and contingencies (see notes to financial statements)

Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,320,322 and 25,077,500 shares issued and outstanding
in 2015 and 2014, respectively	31,135,932	23,998,000	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(66,252,625)	(22,172,007)	(88,424,632)
Total Stockholders' Deficit	(35,116,693)	1,825,993	(33,290,700)
Total Liabilities and Stockholders Deficit	$39,349,036	$(812,128)	$38,536,908

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

BALANCE SHEET
DECEMBER 31, 2014
	As Previously Reported
Assets		Adjustment	As Restated
Current Assets
Cash	$374,652	$-	$374,652
Restricted cash held in escrow	476,055	-	476,055
Prepaid expenses	104,383	-	104,383
Other current assets	74,966	-	74,966
Assets held for sale	-	6,441,501	6,441,501
Total Current Assets	1,030,056	6,441,501	7,471,557

Restricted cash held for customer deposits	4,855,499	-	4,855,499
Machinery and equipment, net	20,124,788	(7,778,522)	12,346,266
Facility under capital sublease, net	7,200,000	-	7,200,000
Total Assets	$33,210,343	$(1,337,021)	$31,873,322
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$4,420,104	$55,251	$4,475,355
Refundable customer deposits	913,700	-	913,700
Advances due to related party	164,827	-	164,827
Interest payable, current portion	2,122,942	(1,993,281)	129,661
Note payable, net of discount	1,600,000	-	1,600,000
Notes payable due to related party, net of discount	-	9,637,507	9,637,507
Total Current Liabilities	9,221,573	7,699,477	16,921,050

Nonrefundable customer deposits	14,852,183	-	14,852,183
Interest payable, net of current portion	2,241,134	1,993,281	4,234,415
Notes payable, net of current portion and discount	18,546,911	(1,087,273)	17,459,638
Notes payable due to related party, net of current portion and discount	10,549,348	(9,707,957)	841,391
Capital sublease obligation	7,500,000	-	7,500,000
Total Liabilities	62,911,149	(1,102,472)	61,808,677

Commitments and contingencies (see notes to financial statements)

Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,320,322 and 25,077,500 shares issued and outstanding
in 2015 and 2014, respectively	15,075,433	20,819,649	35,895,082
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-	-
Accumulated deficit	(44,776,239)	(21,054,198)	(65,830,437)
Total Stockholders' Deficit	(29,700,806)	(234,549)	(29,935,355)
Total Liabilities and Stockholders Deficit	$33,210,343	$(1,337,021)	$31,873,322

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
	As Previously Reported
		Adjustment	As Restated
Costs and Expenses:
Engineering, research and development costs	$2,058,566	$27,024	$2,085,590
General and administrative expenses	5,371,464	(915,633)	4,455,831
Sales and marketing expenses	3,701,493	909,813	4,611,306
Asset impairment charges	-	1,963,448	1,963,448
Total costs and expenses	11,131,523	1,984,652	13,116,175

Loss From Operations	(11,131,523)	(1,984,652)	(13,116,175)

Other income (expense):
Gain on sale of machinery and equipment	-	1,365,932	1,365,932
Gain on forgiveness of debt	68,399		68,399
Other income	35,441	(29,322)	6,119
Interest expense	(10,448,703)	(469,767)	(10,918,470)
Other expense	-		-
Total other expenses, net	(10,344,863)	866,843	(9,478,020)

Net Loss	$(21,476,386)	$(1,117,809)	$(22,594,195)

Weighted-average number of common shares outstanding	25,127,495	-	25,127,495
Basic loss per common share:	$(0.85)	$-	$(0.90)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
	As Previously Reported
		Adjustment	As Restated
Costs and Expenses:
Engineering, research and development costs	$5,715,716	$(245,821)	$5,469,895
General and administrative expenses	5,148,108	99,473	5,247,581
Sales and marketing expenses	3,800,353	464,600	4,264,953
Total costs and expenses	14,664,177	318,252	14,982,429

Loss From Operations	(14,664,177)	(318,252)	(14,982,429)

Other income (expense):
Gain on sale of machinery and equipment	-	67,030	67,030
Gain on forgiveness of debt	-	180,000	180,000
Other income	213,382	-	213,382
Interest expense	(9,998,630)	(69,587)	(10,068,217)
Other expense	(32,016)	31,643	(373)
Total other expenses, net	(9,817,264)	209,086	(9,608,178)

Net Loss	$(24,481,441)	$(109,166)	$(24,590,607)

Weighted-average number of common shares outstanding	25,040,164	-	25,040,164
Basic loss per common share:	$(0.98)	$-	$(0.98)

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
	As Previously Reported
		Adjustment	As Restated
Costs and Expenses:
Engineering, research and development costs	$6,903,023	$271,578	$7,174,601
General and administrative expenses	1,777,971	(130,174)	1,647,797
Sales and marketing expenses	1,269,987	51,964	1,321,951
Total costs and expenses	9,950,981	193,368	10,144,349

Loss From Operations	(9,950,981)	(193,368)	(10,144,349)

Other income (expense):
Other income	69,083	-	69,083
Interest expense	(3,465,980)	(499,699)	(3,965,679)
Other expense	(17,350)	-	(17,350)
Total other expenses, net	(3,414,247)	(499,699)	(3,913,946)

Net Loss	$(13,365,228)	$(693,067)	$(14,058,295)

Weighted-average number of common shares outstanding	25,127,495	25,040,164	25,000,000
Basic loss per common share:	$(0.53)	$(0.03)	$(0.56)

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2015
	As Previously Reported
		Adjustment	As Restated
Cash Flows From Operating Activities
Net Loss	$(21,476,386)	$(1,117,809)	$(22,594,195)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	278,753	-	278,753
Amortization of discount on notes payable	712,200	1,437,965	2,150,165
Amortization of deferred financing costs	202,987	-	202,987
Accrued interest on capital sublease obligation	4,374,766	(1,633,971)	2,740,795
Asset impairment charges	-	1,963,448	1,963,448
Gain on sale of fixed assets	-	(1,365,932)	(1,365,932)
Gain on forgiveness of debt	(68,399)	-	(68,399)
Change in operating assets and liabilities:			-
Prepaid expenses and other current assets	(375,506)	-	(375,506)
Accounts payable and accrued liabilities	(801,701)	21,205	(780,496)
Interest payable	3,946,784	665,772	4,612,556
Net Cash Used in Operating Activities	(13,206,502)	(29,322)	(13,235,824)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(94,255)	-	(94,255)
Proceeds from sale of machinery and equipment	3,614,663	29,322	3,643,985
Net Cash Used in Investing Activities	3,520,408	29,322	3,549,730

Cash Flows From Financing Activities
Change in restricted cash	(4,291,231)	-	(4,291,231)
Customer deposits	4,914,667		4,914,667
Issuance of common stock	14,913,864	-	14,913,864
Common stock issuance costs	(714,752)	-	(714,752)
Repayments of notes payable	(1,600,000)	-	(1,600,000)
Payment of deferred financing costs	(427,159)	-	(427,159)
Proceeds from convertible notes	5,341,560	-	5,341,560
Repayments of advances from related party	(1,702,415)	-	(1,702,415)
Advances to related party	(253,048)	-	(253,048)
Net Cash Provided by Financing Activities	16,181,486	-	16,181,486

Net Change in Cash	6,495,392	-	6,495,392
Cash at Beginning of Year	374,652	-	374,652
Cash at End of Year	$6,870,044	$-	$6,870,044

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,615,417	$(403,451)	$1,211,966
Cash paid during the year for income taxes	$850	$-	$850

Supplemental disclosures of non-cash investing and financing activities:
Amendment of capital lease resulting in change in lease
payments	$1,477,323	$-	$1,477,323
Discount on Convertible Notes from Beneficial
Conversion Feature	$-	$5,113,401	$5,113,401
Issuance of warrants	$655,244	$252,459	$907,703

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2014
	As Previously Reported
		Adjustment	As Restated
Cash Flows From Operating Activities
Net Loss	$(24,481,441)	$(109,166)	$(24,590,607)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	300,000	-	300,000
Amortization of discount on notes payable	2,107,366	110,294	2,217,660
Amortization of deferred financing costs	264,628	-	264,628
Accrued interest on capital sublease obligation	2,241,134	-	2,241,134
Gain on sale of fixed assets	-	(67,030)	(67,030)
Gain on forgiveness of debt	-	(180,000)	(180,000)
Common stock issued for services	-	725,000	725,000
Change in operating assets and liabilities:
Prepaid expenses and other current assets	256,310	-	256,310
Accounts payable and accrued liabilities	5,495,653	(589,825)	4,905,828
Interest payable	2,127,217	(38,629)	2,088,588
Net Cash Used in Operating Activities	(11,689,133)	(149,356)	(11,838,489)

Cash Flows From Investing Activities
Proceeds from sale of machinery and equipment	215,381	(31,642)	183,739
Net Cash Used in Investing Activities	215,381	(31,642)	183,739

Cash Flows From Financing Activities
Change in restricted cash	(3,359,796)	-	(3,359,796)
Customer deposits	12,949,433	-	12,949,433
Issuance of common stock	150,000	-	150,000
Repayments of notes payable	(9,850,000)	9,850,000	-
Payment of deferred financing costs	(364,274)	998	(363,276)
Proceeds from convertible notes	-	-	-
Advances received from related party	11,750,500	(9,850,000)	1,900,500
Repayments of advances from related party	(221,600)	180,000	(41,600)
Advances to related party	(74,966)	-	(74,966)
Net Cash Provided by Financing Activities	10,979,297	180,998	11,160,295

Net Change in Cash	(494,454)	-	(494,455)
Cash at Beginning of Year	869,107	-	869,107
Cash at End of Year	$374,652	$-	$374,652

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$5,561,257	$(2,305,050)	$3,256,207

Supplemental disclosures of non-cash investing and financing activities:
Issuance of warrants	$-	$1,224,188	$1,224,188
Convertible notes payable converted to equity	$336,838	$-	$336,838
Conversion of accounts payable to note payable	$1,600,000	$-	$1,600,000
Expense recognized under equity grant	$375,000	$350,000	$725,000

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2013
	As Previously Reported
		Adjustment	As Restated
Cash Flows From Operating Activities
Net Loss	$(13,365,228)	$(693,067)	$(14,058,295)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization of discount on notes payable	1,189,335	396,445	1,585,780
Amortization of deferred financing costs	312,520	-	312,520
Change in operating assets and liabilities:			-
Prepaid expenses and other current assets	(354,693)	1,111,834	757,141
Accounts payable and accrued liabilities	889,451	377,138	1,266,589
Interest payable	25,650	41,704	67,354
Net Cash Used in Operating Activities	(11,302,965)	1,234,054	(10,068,911)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(3,000,000)	3,000,000	-
Proceeds from sale of machinery and equipment	-	-	-
Net Cash Used in Investing Activities	(3,000,000)	3,000,000	-

Cash Flows From Financing Activities
Change in restricted cash	(1,866,740)	876,230	(990,510)
Customer deposits	2,808,100	-	2,808,100
Issuance of common stock	7,422,506	77,494	7,500,000
Common stock issuance costs	-	(15,945)	(15,945)
Proceeds from notes payable	9,850,000	(6,149,600)	3,700,400
Repayments of notes payable	(2,678,509)	723,200	(1,955,309)
Payment of deferred financing costs	(529,043)	254,567	(274,476)
Repayments of advances from related party	(84,732)	-	(84,732)
Net Cash Provided by Financing Activities	14,921,582	(4,234,054)	10,687,528

Net Change in Cash	618,618	-	618,618
Cash at Beginning of Year	250,490	-	250,490
Cash at End of Year	$869,107	$-	$869,107

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,938,475	$61,550	$2,000,025

Supplemental disclosures of non-cash investing and financing activities:
Convertible notes payable converted to equity	$26,000,000	$(26,000,000)	$-
Conversion of accounts payable to note payable	$7,500,000	$(7,500,000)	$-
Expense recognized under equity grant	$5,659,831	$(5,659,831)	$-
Acquisition of equipment through issuance of note payable	$-	$26,000,000	$26,000,000
Acquisition of facility under capital sublease obligation	$-	$7,500,000	$7,500,000

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 3	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2015 and 2014:

	2015	2014
Facility under capital sublease	$6,022,677	$7,500,000
Machinery and equipment	12,346,266	12,346,266
Vehicles	39,500	-
Computer equipment and software	54,755	-
Total property and equipment	18,463,198	19,846,266
Less: accumulated depreciation and amortization	(578,753)	(300,000)
Machinery and equipment, net	$12,435,481	$12,346,266
Facility under capital sublease, net	$5,448,964	$7,200,000

Depreciation and amortization of property and equipment held for use amounted to $278,753 and $300,000 for the years ended December 31, 2015 and 2014, respectively.  There was no depreciation and amortization of property and equipment held for use during the year ended December 31, 2013.  There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility.  For the years ended December 31, 2015 and 2014, the Shreveport manufacturing machinery and equipment held for future production totaled $12,346,266 and $12,346,266, respectively. The Company plans to start fleet production in the fourth quarter of 2016 at which time the manufacturing machinery and equipment will be placed in service.

At December 31, 2015, the Company conducted a review of the machinery and equipment held for sale.  Based on the review, the Company recorded an impairment charge of $1,963,448.  The assets to be disposed of include conveyance systems, robotics and controllers, and general manufacturing equipment held in the Shreveport Louisiana facility.  The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the amount of the asset impairment.

NOTE 4	CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of December 31, 2015 and 2014, the Company received refundable deposits of $1,092,750 and $913,700, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of December 31, 2015 and 2014, the Company received nonrefundable deposits of $19,587,800 and $14,852,183, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as well as consumer production is not expected to begin until the first quarter of 2017.

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$907,703	$907,703
Assets held for sale	$-	$-	$2,200,000	$2,200,000

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$907,703	Monte Carlo option pricing method	Risk-free rate Time to liquidity event	1.69% 4.84 yrs.
			Dividend yield	0.00%
			Volatility	80.16%

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets held for sale	$-	$-	$6,441,501	$6,441,501

The Company’s recurring Level 3 instruments consisted of assets held for sale and are being measured at fair value using the unobservable using level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

NOTE 6	LONG-TERM DEBT

Senior Promissory Note
On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which defers the enforcement of the collection of the promissory note until July 31, 2016. At December 31, 2015 the note is included in current liabilities on the accompanying balance sheets.

Interest expense incurred on this note for the years ended December 31, 2015, 2014, and 2013 amounted to $966,016, $1,297,644 and $1,264,583, respectively.

The senior promissory note of $8,165,725 and $9,637,506 is reflected net of debt issuance costs of $78,287 and $212,493 in the accompanying balance sheets at December 31, 2015 and 2014, respectively.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 6	LONG-TERM DEBT (Continued)

Subordinated Promissory Notes
On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“RACER”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing.

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed.

The outstanding balance and unamortized debt discount amounted to $21,126,147 and $2,195,310, respectively, at December 31, 2015. The outstanding balance and unamortized debt discount amounted to $21,126,147 and $3,563,830 at December 31, 2014, respectively.

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014.  On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement.  On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER. The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017.

The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.  Accrued default interest under the subordinated promissory note amounted to $6,317,033 and $1,942,267 at December 31, 2015 and 2014, respectively. Default interest expense incurred amounted to approximately $4,548,266, $3,973,967, and $697,501 for the years ended December 31, 2015, 2014, and 2013, respectively.

The subordinated promissory notes of $18,878,146 and $17,459,638 are reflected net of debt issuance costs of $52,691 and $102,679 and debt discount of $2,185,310 and $3,563,830 on the accompanying balance sheets at December 31, 2015 and 2014, respectively.

On December 5, 2014, the Company converted $1,600,000 of payables owed to one of the research and development vendors to a promissory note. The note incurred interest at the Federal Funds rate per annum, which was 0.56% and 0.34% at December 31, 2015 and 2014, respectively. The note was paid in full on December 10, 2015. Interest expense incurred on the note for the years ended December 31, 2015  and 2014 amounted to $4,197 and $255, respectively.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 6	LONG-TERM DEBT (Continued)

Convertible Unsecured Notes Payable
The Company had executed various unsecured convertible notes payable to multiple individuals and trusts.  The convertible notes incurred interest, payable upon maturity, at 9% per annum on the principal amount.  The convertible notes convert to common stock based on 200% of the ratio of the convertible note principal amount over the value of the Company.

During February 2014, the outstanding convertible notes of $275,000 and accrued interest of $61,838 were converted to 412,500 shares of common stock, which were transferred from the President and Chief Executive Officer’s (“CEO”) personal holdings to the convertible note holders.  The President and CEO did not receive any compensation for this transfer of shares.  There are no outstanding unsecured convertible notes payable at December 31, 2015 and 2014.

Convertible Subordinated Notes Payable
On March 2, 2015, the Company offered up to $30,000,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to their terms, in a private placement to accredited investors.  The first $5,000,000 (Tier 1) in Convertible Notes have a conversion price of $5.98, the next $10,000,000 (Tier 2) in Convertible Notes have a $9.64 conversion price, and the last $15,000,000 (Tier 3) in Convertible Notes have a $12.98 conversion price.  As of December 31, 2015, the Company issued $5,000,560 of Tier 1 Convertible Notes and $341,000 of Tier 2 Convertible notes.  Net proceeds from the Convertible Notes were $4,628,151 for Tier 1 and $286,250 for Tier 2, net of transaction fees.  The Convertible Notes amount to $401,013 net of issuance costs and the related beneficial conversion feature.  The Convertible Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to Racer Properties, LLC.   Holders may tender their Convertible Notes for conversion at any time subsequent to the issuance of the note.

As of December 31, 2015, no Convertible Subordinate Notes were converted.

A beneficial conversion feature discount of $5,000,560 and $112,841 was recorded for the Tier 1 and Tier 2 Convertible Notes, respectively.  The unamortized balance of the beneficial conversion feature discount amounted to $4,737,029 and $112,841 for Tier 1 and Tier 2, respectively, as of December 31, 2015.  The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Notes using the effective interest method with an imputed interest rate of 10.86% on the Tier 2 Convertible Notes.

There were no convertible notes issued with beneficial conversion features at December 31, 2014.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 6	LONG-TERM DEBT (Continued)

Convertible Subordinated Notes Payable (Continued)
Tier 1 issuance costs attributable to the debt component were recorded as a deferred loan cost asset, as the beneficial conversion feature and the issuance costs are in excess of the Tier 1 Convertible Note, and are being amortized as interest expense over the term of the Convertible Notes.  Tier 2 issuance costs attributable to the debt component were recorded as a direct deduction to the related debt liability and are being amortized as interest expense over the term of the Convertible Notes.   Deferred loan costs of $170,628 and $981,103 are recorded as current and long-term assets, respectively, as of December 31, 2015.  Net issuance costs, amounted $90,677 as of December 31, 2015 for Tier 2 Convertible Notes.

Related Party Subordinated Promissory Notes
On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to July 31, 2016.  The outstanding principal and interest amounted to $600,000 and $94,944, respectively, at December 31, 2015, and $600,000 and $34,111, respectively, at December 31, 2014. Interest expense incurred on the note for the years ended December 31, 2015 and 2014 amounted to $60,833 and $34,111, respectively.

Related Party Promissory Notes
On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at July 31, 2016.  The outstanding principal and interest amounted to $1,000,500 and $109,537, respectively, at December 31, 2015, and $1,000,500 and $8,097, respectively, at December 31, 2014. Interest expense incurred on the note for the years ended December 31, 2015 and 2014 amounted to $101,440 and $8,097, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at July 31, 2016.  The outstanding principal and interest amounted to $300,000 and $39,222, respectively, at December 31, 2015, and $300,000 and $8,806, respectively, at December 31, 2014. Interest expense incurred on the note for the years ended December 31, 2015 and 2014 amounted to $30,416 and $8,806, respectively.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 6	LONG-TERM DEBT (Continued)

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. The promissory notes have been discounted using the relative fair value approach for the fair value of the warrants and the fair value of the debt. As of December 31, 2015 and 2014, the notes have been shown at $759,506 and $241,391, net of the unamortized discount of $540,994 and $1,059,109, respectively, on the balance sheets.  Amortization of the discount was $518,115 and $165,079 during 2015 and 2014, respectively, using the effective interest method with an imputed interest rate of 59.22%, which is included in interest expense on the accompanying statements of operations. See Note 8 for additional information regarding the warrants.

Annual principal maturities of long-term debt are as follows:

Years ending December 31,
2016	$10,144,512
2017	21,126,147
2018	-
2019	-
2020	-
Thereafter	5,341,560
Total	36,612,219
Less: amount representing imputed interest	(2,195,310)
Less: amount representing deferred issuance costs	(221,655)
Less: amounts representing discount on debt	(540,994)
Less: amount representing beneficial conversion feature	(4,849,870)
28,804,390
Less: current portion notes payable due to related party, net of discount	(9,525,231)
Long-term portion convertible notes payable, net of discounts	401,013
Long-term portion notes payable, net of current portion and discounts	$18,878,146

NOTE 7	CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,343 are payable monthly. The capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend. The Company recognized $2,740,795 and $2,241,134 in interest expense under this sublease agreement for the years ended December 31, 2015 and 2014, respectively, which is included in current and long term interest payable on the accompanying balance sheets at December 31, 2015, and 2014.  No interest expense was recognized under this sublease agreement for the year ended December 31, 2013 as the amount is insignificant to the financial statements.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 7	CAPITAL SUBLEASE OBLIGATION (Continued)

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment abated the monthly sublease payments of $249,343 from August 1, 2015 through January 1, 2016. Monthly payments for the period February 1, 2016 through July 31, 2016 were deferred and now payable in full on August 1, 2016 under the amendment.  As a result of the sublease amendment, the Company recorded an adjustment to reduce the capital sublease obligation and the respective facility under capital sublease by $1,477,323, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

The Company will pay common area maintenance charges, property taxes, and insurance on the Shreveport facility from the inception of the lease until payments begin on August 1, 2016.  For the years ended December 31, 2015 and 2014, the Company incurred common area maintenance charges, property tax, and insurance expense of $2,067,957 and $1,545,521, respectively.  There were expenses incurred in the year ended December 31, 2013.

Future minimum sublease payments under the noncancelable capital sublease are as follows:
Years ending December 31,
2016	$2,742,773
2017	2,992,116
2018	2,992,116
2019	2,992,116
2020	2,992,116
Thereafter	55,849,042
Total minimum sublease payments	70,560,279
Less: amount representing interest	(64,537,602)
$6,022,677

Facility under capital sublease as of December 31, 2015 and 2014, is $6,022,677 and $7,500,000, respectively.  Accumulated depreciation as of December 31, 2015 and 2014, is $573,713 and $300,000, respectively.

NOTE 8	WARRANTS AND WARRANTS LIABILITY

The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, as it relates to outstanding warrants.

In connection with the November 2015 Regulation A stock offering of 1,242,822 shares of the Company's common stock at a price of $ 12.00 per share, the Company issued an aggregate of warrants to purchase 8,754 shares of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider. These warrants expire December 2018.  These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets.  The Company will revalue the fair value adjustment of this derivative instrument at each reporting period.  As of December 31, 2015 the fair value adjustment was $73,663.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 8	WARRANTS AND WARRANTS LIABILITY (Continued)

The fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.30% - 1.34%
Expected life	3 years

As of December 31, 2015, none of the warrants had been exercised.

In connection with the private placement of the Convertible Subordinated Secured Notes, which occurred through December 17, 2015, the Company issued an aggregate of warrants to purchase 83,621 shares of common stock at an exercise price of $7.18 per share, and 3,534 shares of common stock at an exercise price of $11.58 per share. These warrants expire December 2020.  These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets.

The Company will revalue the fair value adjustment of this derivative instrument at each reporting period.  As of December 31, 2015 the fair value adjustment was $834,040.

The fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00%
Risk free interest rate	1.72%
Expected life	5 years

As of December 31, 2015, none of the warrants had been exercised.

During 2014, in connection with obtaining subordinated promissory notes for $1,000,500 and $300,000 from a director and stockholder, the Company issued detachable warrants for the purchase of 1,887,554 shares of common stock at an exercise price of $5.56 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at June 29, 2025. The aggregate fair value attributed to these detachable warrants was $1,224,188 at the grant date.  These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	87.00%
Risk free interest rate	0.40%
Expected life	10.5 years

As of December 31, 2015, none of the warrants had been exercised.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 9	INCOME TAXES

For the years ended December 31, 2015, 2014 and 2013, no income tax expense was recorded.

The Company’s effective tax rate differs from the federal statutory rate of 34.0% primarily due to the impact of state income taxes and the valuation allowance recorded against its deferred tax assets.

Reconciliation of the federal statutory rate to the effective tax rate is as follows:
	2015	2014
Federal statutory rate	34.0%	34.0%
State income taxes, net of federal tax benefit	1.5	1.5
Permanent differences	(1.5)	0.0
Valuation allowance adjustments	(28.4)	(35.5)
Others	(5.6)	-
Effective tax rate	0.0%	0.0%

The principal components of deferred tax assets and liabilities are as follows as of December 31:

	2015	2014
Non-current deferred tax assets:
Property and equipment	$2,869,000	$2,100,000
Nonrefundable customer deposits	5,405,000	5,401,000
Net operating losses	14,257,000	7,452,000
Others	-	84,000
Total non-current deferred tax assets	22,531,000	15,037,000

Valuation allowance	(22,531,000)	(13,776,000)

Non-current deferred tax liabilities:
Imputed interest	(548,000)	(901,000)
Deferred state taxes	(533,000)	(360,000)
Total non-current deferred tax liabilities	(1,081,000)	(1,261,000)

Total non-current deferred tax assets	$-	$-

Net deferred income taxes	$-	$-

As of December 31, 2015, the Company has approximately $39.7 million and $16.5 million of federal and state net operating loss carryovers, respectively.  These net operating loss carryovers will begin to expire in 2031 and 2024 for federal and state income tax purposes, respectively.  The actual utilization of the federal and state net operating losses may be limited by the provisions of Internal Revenue Code Section 382.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 9	INCOME TAXES (Continued)

Given the lack of book income in the history of the Company and the uncertainty as to the likelihood of future taxable income, the Company has recorded a full valuation allowance against all its deferred tax assets because it is more likely than not that any of its deferred tax assets would be realized.  The Company will evaluate the appropriateness of the valuation allowance on an annual basis and adjust the allowance as considered necessary.  The Company is subject to U.S. federal and state income tax examinations for all years from inception.  No examinations are currently pending.

NOTE 10	COMMON STOCK

The Company received engineering and prototype development services from Elio Engineering, Inc. dba ESG Engineering, valued at $25,000,000.  In exchange for these services, the Company transferred 25,000,000 shares of common stock to Elio Engineering, Inc. in October 2011.

During December 2013, in connection with an investor’s capital contribution of $7,484,056, net of equity issuance fees of $15,944 the President and CEO transferred 5,000,000 shares of common stock from his personal holdings to the investor. The President and CEO did not receive any compensation for this transfer of shares. The Company’s total shares issued and outstanding did not change as a result of this transfer during 2013.

During February 2014, outstanding convertible notes and accrued interest in the amount of $275,000 and $61,838, respectively, were converted to 412,500 shares of common stock.  The shares were transferred from the President and CEO’s personal holdings to the convertible note holders.  The President and CEO did not receive any compensation for this transfer of shares.

During 2009, the Company received lobbying services from Black Swan, LLC (“Black Swan”). In exchange for these lobbying services, the Company issued a contingent equity grant. Black Swan is entitled to receive up to 4% of outstanding common stock of the Company if the Company receives funding in excess of $10,000,000 under the Advanced Technology Vehicle Manufacturing program. On July 17, 2014, the Company entered into an amended agreement where Black Swan relinquished their contingent equity grant in exchange for 62,500 shares of common stock.  The Company recorded the common stock granted to Black Swan using the relative fair value approach based on the Company’s estimated fair value. The grant vested immediately and $725,000 was recorded to general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2014.

During December 2014, two of the Company’s directors contributed $150,000 in exchange for 15,000 shares of common stock.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 10	COMMON STOCK (Continued)

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  The Company offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  The offering was authorized to continue until the earlier of March 31, 2016 (which could have been extended at the Company’s option) or the date when all shares have been sold.

The Company reserved the right to accept subscriptions for up to an additional 418,000 shares, for an additional $5,016,000 in gross proceeds.  As of December 31, 2015 the Company sold 1,242,822 shares of common stock for $14,125,449, net of offering costs of $788,415 of which $73,663 is related to the issuance of warrant liabilities as discussed in Note 8.

On February 16, 2016, the Company closed the Regulation A offering, after issuing an additional 167,226 shares of common stock for $1,694,544, net of offering costs of $312,168 of which $133,512 is related to the issuance of warrant liabilities as discussed in Note 13.

NOTE 11	COMMITMENTS AND CONTINGENCIES

Litigation
In management’s opinion, the Company is not currently involved in any legal proceedings, which, individually or in the aggregate, could have a material effect on its financial condition, operations and/or cash flows.

Sales Discounts
The Company provides a sales discount for nonrefundable deposit customers equal to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of the vehicle at the time of the customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since revenues have not commenced and the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $10,340,000 and $7,435,000 as of December 31, 2015 and 2014, respectively.

Creation of New Jobs
Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs.  The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number.  On March 17, 2015, the Company entered into the second amendment and extended the deadline of this agreement to July 1, 2017.

Commitments
As of December 31, 2015, the Company had approximately $750,000 of open purchase orders relating to ongoing research and development expenses.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 12	RELATED PARTY TRANSACTIONS

During 2012, as part of the acquisition of the design rights for the vehicle, the Company assumed: notes payable of $854,428, shareholder payable of $45,000, and payables of $426,159 from a stockholder, Elio Engineering, Inc. dba ESG Engineering.   There were no scheduled repayment terms, and the payables were non-interest bearing. As of December 31, 2014 there were payables of $164,827 remaining which were paid during 2015.  During 2013 and 2014, the Company repaid the note payable and shareholder payable.  In addition to the assumption of liabilities, the Company issued 25,000,000 shares of common stock with an estimated value of $25,000,000 at the date of grant as further discussed in Note 10.

During 2013, the Company entered into a capital sublease with a related party owned by a director and stockholder as described in Note 7.  On July 31, 2015 the Company entered into an amendment to the capital sublease agreement as further discussed in Note 7.

On August 1, 2014, CH Lending, a related party owned by a director and stockholder, purchased the promissory note from GemCap as further described in Note 6.  The Company entered into a forbearance agreement, which defers the enforcement of the collection of the promissory note until July 31, 2016.

During 2014, $180,000 of the accounts payable was forgiven as part of the equity conversion with Black Swan LLC.  During 2015, $68,399 of the accounts payable were forgiven by ESG Engineering, and the remaining balance was repaid.  The assumed payables are included in current liabilities on the accompanying balance sheets at December 31, 2014.

During 2014, the Company entered into three subordinated promissory notes with a director and stockholder of the Company for total proceeds of $1,900,500 as further discussed in Note 6 above. The secured promissory notes included detachable warrants as discussed in Note 6 and Note 8 above.

During 2015 and 2014, the Company advanced to its President and CEO $253,048 and $74,966, respectively. This advance is reflected on the accompanying balance sheets in other current assets. The note incurs interest at the Federal Funds rate per annum and is due on demand.  At December 31, 2015, the Federal Funds rate was 0.56%.  As of May 3, 2016 the President and CEO has repaid the principal and interest on the advance.

During 2015, a director and stockholder of the Company purchased a total of $1,955,000 of the Tier 1 Convertible Subordinated Notes described in Note 6.

The Company is responsible for certain legal fees incurred by a related party, who is a director and stockholder of the Company, for transactions between the related party and the Company.  During the years ending on December 31, 2015 and 2014, the legal fees amounted to $17,608 and $55,251, respectively.  These amounts are included in accounts payable and accrued liabilities on the accompanying balance sheets.  Subsequent to the year end, the Company has incurred additional legal fees of $8,196.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 13	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through July 14, 2016 which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 10, Note 12 and below.

In connection with the Regulation A stock offering of 1,410,048 shares of the Company's common stock at a price per share of $12.00, the Company issued an aggregate of warrants to purchase 21,400 shares of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider, as further discussed in Note 8. These warrants expire between December 2018 and February 2023.  18,384 of these warrants have been converted using the cashless conversion feature, which resulted in 8,012 shares of common stock being issued.

On February 24, 2016, the Company began trading its shares on the OTCQX market under the stock symbol ELIO.

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016.  The plan permits the granting of options to purchase up to 2,000,000 shares of common stock.  There have been no shares granted as of the date the financial statements were available to be issued.

In May 2016 the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company.  The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds.

In June 2016 the Company issued 63,000 shares of common stock for $17.00 per share for total proceeds of $1,071,000.

In June 2016 the Company engaged Oppenheimer as its sole-lead placement agent, and Northland Securities, Inc. as its sole co-placement agent, in the private placement of one or more classes or series of securities of the Company, to a limited number of sophisticated investors.  The securities may take the form of debt, common stock or other equity-linked securities.

As of June 30, 2016, the Company has received total refundable and nonrefundable customer deposits for purposes of securing their vehicle production slot of approximately $1.2 million and $22.9 million, respectively.

The Company has converted $192,460 of principal and $7,492 of accrued interest from its Tier 1 Convertible Subordinated Notes into 33,438 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted subsequent to December 31, 2015.  The Company has $4,808,100 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of the date the financial statements were available to be issued.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS
MARCH 31, 2016 AND DECEMBER 31, 2015

	March 31, 2016	December 31, 2015
	(Unaudited)	(Audited)
Assets	(As Restated)	(As Restated)
Current Assets
Cash	$2,909,373	$6,870,044
Restricted cash held in escrow	2,626,334	3,806,378
Restricted cash held in customer deposits	4,000,000	4,000,000
Prepaid expenses	2,104,154	471,170
Other current assets	429,022	336,733
Assets held for sale	1,576,798	2,200,000
Deferred loan costs	170,627	170,628
Total Current Assets	13,816,308	17,854,953

Restricted cash held for customer deposits	1,956,937	1,816,407
Machinery and equipment, net	12,435,831	12,435,481
Facility under capital sublease, net	5,389,736	5,448,964
Deferred loan costs	938,446	981,103
Total Assets	$34,537,258	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$4,071,374	$3,694,861
Refundable customer deposits	1,114,900	1,092,750
Interest payable, current portion	5,222,353	4,959,444
Derivative liabilities - fair value of warrants	1,768,824	907,703
Notes payable due to related party, net of discount	9,762,888	9,525,231
Total Current Liabilities	21,940,339	20,179,989

Nonrefundable customer deposits	20,961,900	19,587,800
Interest payable, net of current portion	6,869,657	6,757,983
Convertible notes payable, net of discount	436,795	401,013
Notes payable, net of current portion and discount	19,242,135	18,878,146
Capital sublease obligation	6,022,677	6,022,677
Total Liabilities	75,473,503	71,827,608
Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,512,893 and 26,320,322 shares issued and outstanding
on March 31, 2016 and December 31, 2015, respectively	56,982,659	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(97,918,904)	(88,424,632)
Total Stockholders' Deficit	(40,936,245)	(33,290,700)
Total Liabilities and Stockholders Deficit	$34,537,258	$38,536,908

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
	(As Restated)	(As Restated)
Costs and Expenses:
Engineering, research and development costs	$3,700,641	$23,646
General and administrative expenses	1,819,354	1,095,371
Sales and marketing expenses	1,354,878	941,873
Total costs and expenses	6,874,873	2,060,890

Loss from operations	(6,874,873)	(2,060,890)

Other income (expense):
Gain on sale of machinery and equipment	-	161,566
Interest income	4,463	2
Interest expense	(1,893,159)	(2,895,666)
Loss on change in fair value of derivative liability	(730,703)	-
Total other income and expenses	(2,619,399)	(2,734,098)

Net Loss	$(9,494,272)	$(4,794,988)

Weighted-average number of common shares outstanding	26,410,717	25,077,500

Basic loss per share:	$(0.36)	$(0.19)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
	(As Restated)	(As Restated)
Cash Flows From Operating Activities
Net Loss	$(9,494,272)	$(4,794,988)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	61,833	75,000
Amortization of discount on notes payable	737,235	423,781
Amortization of deferred financing costs	88,348	49,765
Accrued interest on capital sublease obligation	743,329	657,986
Gain on sale of fixed assets	-	(161,566)
Loss on change in fair value of derivative liability	730,703	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,624,265)	5,392
Accounts payable and accrued liabilities	376,519	630,918
Interest payable	(363,311)	1,404,457
Net Cash Used in Operating Activities	(8,743,881)	(1,709,255)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(2,956)	-
Proceeds from sale of machinery and equipment	623,202	357,265
Net Cash Provided by Investing Activities	620,246	357,265

Cash Flows from Financing Activities
Change in restricted cash	1,039,513	(317,738)
Customer deposits	1,396,250	1,433,048
Issuance of common stock	2,006,712	-
Common stock issuance costs	(178,503)	-
Repayments of notes payable	-	(277,000)
Payment of deferred financing costs	-	(19,126)
Proceeds from convertible notes	-	180,000
Repayments of advances from related party	-	(400)
Advances to related party	(101,008)	12,000
Net Cash Provided by Financing Activities	4,162,964	1,010,784

Net Change in Cash and Cash Equivalents	(3,960,671)	(341,206)
Cash and Cash Equivalents at Beginning of Period	6,870,044	374,652
Cash and Cash Equivalents at End of Period	$2,909,373	$33,446

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$659,694	$1,017,662

Supplemental disclosures of non-cash investing
and financing activities:
Convertible notes payable converted to equity	$150,936	$-
Issuance of warrants	$3,095	$-
Exercise of warrants	$133,512	$-

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

The financial information presented should be read in conjunction with the Company’s latest annual audited financial statements to obtain full disclosure information.

NOTE 1	BASIS OF PRESENTAION
The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2	ORGANIZATION AND BUSINESS ACTIVITIES
Elio Motors, Inc., an Arizona corporation (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering and at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $6,800, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”). The Company’s common stock and preferred shares have no par value. The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no preferred shares issued at March 31, 2016 and December 31, 2015.

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
During the periods presented in the financial statements, certain errors resulting in the misstatement of the previously issued financial statements were discovered by the Company.  The misstatement was caused by an inaccurate valuation of the beneficial conversion feature, inaccurate valuation of the options obtained in connection with the subordinated promissory note from a director and stockholder, updated valuation of fixed assets held for sale as well as fixed assets to be used in production, change in the timing of the release of cash held for customer deposits, change in accounts payable due to the late submission of invoices by vendors, and the change in the method used to value derivative liabilities.  Accordingly, amounts reported have been restated in the financial statements to correct the error.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

BALANCE SHEET
MARCH 31, 2016
	As Previously
Assets	Reported	Adjustment	As Restated
	(Unaudited)	(Unaudited)	(Unaudited)
Current Assets
Cash	$2,909,373	$-	$2,909,373
Restricted cash held in escrow	2,626,334	-	2,626,334
Restricted cash held for customer deposits	-	4,000,000	4,000,000
Prepaid expenses	2,104,154	-	2,104,154
Other current assets	429,022	-	429,022
Assets held for sale	1,474,071	102,727	1,576,798
Deferred loan costs	-	170,627	170,627
Total Current Assets	9,542,954	4,273,354	13,816,308

Restricted cash held for customer deposits	5,956,937	(4,000,000)	1,956,937
Machinery and equipment, net	14,502,418	(2,066,587)	12,435,831
Facility under capital sublease, net	5,389,736	-	5,389,736
Deferred loan costs	-	938,446	938,446
Total Assets	$35,392,045	$(854,787)	$34,537,258
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$3,816,562	$254,812	$4,071,374
Refundable customer deposits	1,114,900	-	1,114,900
Interest payable, current portion	2,306,080	2,916,273	5,222,353
Derivative liabilities - fair value of warrants	1,555,766	213,058	1,768,824
Notes payable due to related party, net of discount	9,891,638	(128,750)	9,762,888
Total Current Liabilities	18,684,946	3,255,393	21,940,339

Nonrefundable customer deposits	20,961,900	-	20,961,900
Interest payable, net of current portion	9,785,994	(2,916,337)	6,869,657
Convertible notes payable, net of discount	2,463,928	(2,027,133)	436,795
Notes payable, net of current portion and discount	19,736,020	(493,885)	19,242,135
Capital sublease obligation	6,022,677	-	6,022,677
Total Liabilities	77,655,465	(2,181,962)	75,473,503

Commitments and contingencies (see notes to financial statements)

Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,320,322 and 25,077,500 shares issued and outstanding
in 2015 and 2014, respectively	33,039,884	23,942,775	56,982,659
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(75,303,304)	(22,615,600)	(97,918,904)
Total Stockholders' Deficit	(42,263,420)	1,327,175	(40,936,245)
Total Liabilities and Stockholders Deficit	$35,392,045	$(854,787)	$34,537,258

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

BALANCE SHEET
DECEMBER 31, 2015
	As Previously
Assets	Reported	Adjustment	As Restated
Current Assets
Cash	$6,870,044	$-	$6,870,044
Restricted cash held in escrow	3,806,378	-	3,806,378
Restricted cash held for customer deposits	-	4,000,000	4,000,000
Prepaid expenses	471,170	-	471,170
Other current assets	336,733	-	336,733
Assets held for sale	2,100,000	100,000	2,200,000
Deferred loan costs	-	170,628	170,628
Total Current Assets	13,584,325	4,270,628	17,854,953

Restricted cash held for customer deposits	5,816,407	(4,000,000)	1,816,407
Machinery and equipment, net	14,499,340	(2,063,859)	12,435,481
Facility under capital sublease, net	5,448,964	-	5,448,964
Deferred loan costs	-	981,103	981,103
Total Assets	$39,349,036	$(812,128)	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$3,618,403	$76,458	$3,694,861
Refundable customer deposits	1,092,750	-	1,092,750
Interest payable, current portion	4,959,444	-	4,959,444
Derivative liabilities - fair value of warrants	655,244	252,459	907,703
Notes payable due to related party, net of discount	9,701,983	(176,752)	9,525,231
Total Current Liabilities	20,027,824	152,165	20,179,989

Nonrefundable customer deposits	19,587,800	-	19,587,800
Interest payable, net of current portion	6,757,983	-	6,757,983
Convertible notes payable, net of discount	2,504,346	(2,103,333)	401,013
Notes payable, net of current portion and discount	19,565,099	(686,953)	18,878,146
Capital sublease obligation	6,022,677	-	6,022,677
Total Liabilities	74,465,729	(2,638,121)	71,827,608

Commitments and contingencies (see notes to financial statements)

Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,320,322 and 25,077,500 shares issued and outstanding
in 2015 and 2014, respectively	31,135,932	23,998,000	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(66,252,625)	(22,172,007)	(88,424,632)
Total Stockholders' Deficit	(35,116,693)	1,825,993	(33,290,700)
Total Liabilities and Stockholders Deficit	$39,349,036	$(812,128)	$38,536,908

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
	As Previously
	Reported	Adjustment	As Restated
Costs and Expenses:
Engineering, research and development costs	$3,598,364	$102,277	$3,700,641
General and administrative expenses	1,539,136	280,218	1,819,354
Sales and marketing expenses	1,557,720	(202,842)	1,354,878
Total costs and expenses	6,695,220	179,653	6,874,873

Loss From Operations	(6,695,220)	(179,653)	(6,874,873)

Other income (expense):
Interest income	4,463		4,463
Interest expense	(1,533,299)	(359,860)	(1,893,159)
Loss on change in fair value of derivative liability	(826,623)	95,920	(730,703)
Total other expenses, net	(2,355,459)	(263,940)	(2,619,399)

Net Loss	$(9,050,679)	$(443,593)	$(9,494,272)

Weighted-average number of common shares outstanding	26,410,717	-	26,410,717

Basic loss per common share:	$(0.34)	$-	$(0.36)

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
	As Previously
	Reported	Adjustment	As Restated
Costs and Expenses:
Engineering, research and development costs	$20,529	$3,117	$23,646
General and administrative expenses	1,115,274	(19,903)	1,095,371
Sales and marketing expenses	925,088	16,786	941,874
Total costs and expenses	2,060,890	-	2,060,890

Loss From Operations	(2,060,890)	-	(2,060,890)

Other income (expense):
Gain on sale of machinery and equipment	-	161,566	161,566
Interest income	2	-	2
Interest expense	(2,207,476)	(688,190)	(2,895,666)
Total other expenses, net	(2,207,474)	(526,624)	(2,734,098)

Net Loss	$(4,268,364)	$(526,624)	$(4,794,988)

Weighted-average number of common shares outstanding	26,410,717	-	26,410,717

Basic loss per common share:	$(0.16)	-	$(0.18)

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
	As Previously
	Reported	Adjustment	As Restated
Cash Flows From Operating Activities
Net Loss	$(9,050,679)	$(443,593)	$(9,494,272)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	61,833	-	61,833
Amortization of discount on notes payable	388,317	348,918	737,235
Amortization of deferred financing costs	77,343	11,005	88,348
Accrued interest on capital sublease obligation	743,329	-	743,329
Loss on change in fair value of derivative liability	826,623	(95,920)	730,703
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,624,265)	-	(1,624,265)
Accounts payable and accrued liabilities	198,158	178,361	376,519
Interest payable	(363,247)	(64)	(363,311)
Net Cash Used in Operating Activities	(8,742,588)	(1,293)	(8,743,881)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(5,683)	2,727	(2,956)
Proceeds from sale of machinery and equipment	625,929	(2,727)	623,202
Net Cash Used in Investing Activities	620,246	-	620,246

Cash Flows From Financing Activities
Change in restricted cash	1,039,513	-	1,039,513
Customer deposits	1,396,250		1,396,250
Issuance of common stock	2,006,712	-	2,006,712
Common stock issuance costs	(179,796)	1,293	(178,503)
Advances to related party	(101,008)	-	(101,008)
Net Cash Provided by Financing Activities	4,161,671	1,293	4,162,964

Net Change in Cash	(3,960,671)	-	(3,960,671)
Cash at Beginning of Year	6,870,044	-	6,870,044
Cash at End of Year	$2,909,373	$-	$2,909,373

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
	As Previously
	Reported	Adjustment	As Restated
Cash Flows From Operating Activities
Net Loss	$(4,268,365)	$(526,623)	$(4,794,988)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	75,000	-	75,000
Amortization of discount on notes payable	393,579	30,202	423,781
Amortization of deferred financing costs	49,881	(116)	49,765
Accrued interest on capital sublease obligation	-	657,986	657,986
Gain on sale of fixed assets	-	(161,566)	(161,566)
Change in operating assets and liabilities:			-
Prepaid expenses and other current assets	5,392	-	5,392
Accounts payable and accrued liabilities	630,918	-	630,918
Interest payable	1,404,457	-	1,404,457
Net Cash Used in Operating Activities	(1,709,138)	(117)	(1,709,255)

Cash Flows From Investing Activities
Purchases of machinery and equipment	-	-	-
Proceeds from sale of machinery and equipment	357,265	-	357,265
Net Cash Used in Investing Activities	357,265	-	357,265

Cash Flows From Financing Activities
Change in restricted cash	(317,738)	-	(317,738)
Customer deposits	1,433,048	-	1,433,048
Issuance of common stock	-	-	-
Common stock issuance costs	-	-	-
Repayments of notes payable	(277,000)	-	(277,000)
Payment of deferred financing costs	(19,243)	117	(19,126)
Proceeds from convertible notes	180,000	-	180,000
Repayments of advances from related party	(400)	-	(400)
Advances to related party	12,000	-	12,000
Net Cash Provided by Financing Activities	1,010,667	117	1,010,784

Net Change in Cash	(341,206)	-	(341,206)
Cash at Beginning of Year	374,652	-	374,652
Cash at End of Year	$33,446	$-	$33,446

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 4	BASIC AND DILUTED LOSS PER COMMON SHARE
Basic and diluted loss per common share common share is computed based on the weighted average number of common shares outstanding. Loss per share excludes the impact of outstanding options and warrants as they are antidilutive. Potential common shares excluded from the calculation at March 31, 2016 relate to 108,316 from warrants, 1,995,594 from options, and 847,031 from convertible notes payable.  At March 31, 2015 the potential common shares excluded relate to 1,887,554 from options, and 30,100 from convertible notes payable.

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES
The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of March 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$1,768,824	$1,768,824
Assets held for sale	$-	$-	$1,576,798	$1,576,798

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES (Continued)
The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Black-Scholes option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at March 31, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$1,768,824	Black-Scholes	Risk-free rate Time to liquidity Dividend yield Volatility	1.69% 4.79 yrs. 0.00% 80.16%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$907,703	$907,703
Assets held for sale	$-	$-	$2,200,000	$2,200,000

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$907,703	Monte Carlo option pricing method	Risk-free rate Time to liquidity Dividend yield Volatility	1.69% 4.84 yrs. 0.00% 80.16%
Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)
A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to March 31, 2016 follows:

Balance at January 1, 2016	$907,703
Issuance of warrants	133,513
Change in fair value of warrants included in earnings	730,703
Exercise of warrants	(3,095)
Balance at March 31, 2016	$1,768,824

NOTE 6	PROPERTY AND EQUIPMENT
The Company started disposing of excess machinery and equipment from the Shreveport facility with approval of its secured creditors.  For the three months ending March 31, 2016, the equipment sales were $623,202 with $1,287,037 held in escrow, $164,325 applied to the senior promissory notes principal and interest and the balance paid in fees.

NOTE 7	CUSTOMER DEPOSITS
The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot.  As of March 31, 2016, the Company received refundable deposits of $1,114,900 which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheet.  The Company has received $20,961,900 in nonrefundable deposits.  The nonrefundable deposits are included in long term liabilities in the balance sheet since consumer production is expected to begin mid-2017.

NOTE 8	LONG TERM DEBT
Senior Promissory Note
The Company entered into a forbearance agreement with CH Capital Lending, LLC (“CH Capital”) a related party, which defers the enforcement long term liabilities in the accompanying balance sheet.

The Company started disposing of excess machinery and equipment from the Shreveport facility through agreement with its secured creditors.  Proceeds from the sale are being paid to the CH Capital note. Through March 31, 2016, the amount applied to principal and interest was $3,268,469.

Subordinated Promissory Notes
On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER.  The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016.  The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 8	LONG TERM DEBT (Continued)
Convertible Subordinated Secured Notes Payable
The Company has executed various convertible subordinated secured notes (“secured convertible notes”) to multiple individuals and trusts.  The notes can be converted into common stock and have a maturity date of September 30, 2022.  The secured convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  As of March 31, 2016, the secured convertible notes issued totaled $436,795, net of the beneficial conversion feature and issuance costs.  Accrued interest as of March 31, 2016 amounted to $172,639.

As of March 31, 2016, the Company converted $145,500 of principal and $5,436 of accrued interest from its Tier 1 Convertible Subordinated Notes into 25,240 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted as of March 31, 2016.  The Company has $4,855,060 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of March 31, 2016.

NOTE 9	COMMON STOCK
On February 16, 2016, the Company closed the Regulation A offering, after issuing a total of 1,410,048 shares of common stock proceeds of $15,820,145, net of offering expenses.

As of March 31, 2016, the Company issued an additional 25,240 shares of common stock in connection with the conversion of the convertible subordinated secured notes payable as discussed in Note 7.

As of March 31, 2016, the Company issued an additional 105 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering.

NOTE 10	COMMITMENTS AND CONTINGENCIES
Sales Discounts
The Company provides a sales discount for nonrefundable deposit customers equal to 50% of the nonrefundable deposit, up to $500 per deposit.  The deposit will be applied toward the purchase of the vehicle at the time of the purchase.  No liability has been recorded for the nonrefundable deposit sales discount since the utilization cannot be reasonably estimated at this time.  Future committed sales discounts offered amounted to approximately $10,480,950 at March 31, 2016.

NOTE 11	RELATED PARTY TRANSACTIONS
As of March 31, 2016, the Company advanced to its President and CEO $429,022.  This advance is reflected on the accompanying balance sheets in other current assets.  The note incurs interest at the Federal Funds rate per annum and is due on demand.  As of March 31, 2016, the Federal Funds rate was 0.65%.  On May 3, 2016 the advance to the President and CEO was repaid in full.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 12	SUBSEQUENT EVENTS
The Company has evaluated subsequent events that have occurred through July 18, 2016 which is the date of the filing of these financial statements, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 11 and below.

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016.  The plan permits the granting of options to purchase up to 2,000,000 shares of common stock.  There have been no shares granted as of the date the financial statements were available to be issued.

In May 2016 the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company.  The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds.

In May 2016 $4,000,000 of restricted cash was released and thus has been classified on the balance sheet as a current asset

In June 2016 the Company issued 63,000 shares of common stock for $17.00 per share for total proceeds of $1,071,000.

In June 2016 the Company engaged Oppenheimer as its sole-lead placement agent, and Northland Securities, Inc. as its sole co-placement agent, in the private placement of one or more classes or series of securities of the Company, to a limited number of sophisticated investors.  The securities may take the form of debt, common stock or other equity-linked securities.

As of June 30, 2016, the Company has received total refundable and nonrefundable customer deposits for purposes of securing their vehicle production slot of approximately $1.2 million and $22.9 million, respectively.

The Company has converted an additional $46,960 of principal and $2,056 of accrued interest from its Tier 1 Convertible Subordinated Notes into 8,198 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted subsequent to December 31, 2015.  The Company has $4,808,100 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of the date the financial statements were available to be issued.